Filed Pursuant to Rule 424(b)(3)
Registration No. 333-174856

Prospectus
Stewart Enterprises, Inc.
Offer to Exchange
Up to $200,000,000 Registered 6.50% Senior Notes Due 2019
for
Any and all Outstanding Unregistered 6.50% Senior Notes Due 2019

We are offering to exchange, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, all of our 6.50% senior notes due 2019 that we have registered under the Securities Act of 1933 (the “Exchange Notes”) for any and all of our outstanding 6.50% senior notes due 2019 (the “Outstanding Notes”). In this prospectus we refer to the Exchange Notes and the Outstanding Notes collectively as the “notes.”
The Exchange Offer

•	We hereby offer to exchange all Outstanding Notes that are validly tendered and not withdrawn for an equal principal amount of Exchange Notes which are registered under the Securities Act of 1933.

•	The exchange offer will expire at 5:00 p.m. New York City time, on July 18, 2011, unless extended.

•	You may withdraw tenders of your Outstanding Notes at any time before the exchange offer expires.

•	The Exchange Notes are substantially identical to the Outstanding Notes, except that the transfer restrictions and registration rights relating to the Outstanding Notes will not apply to the Exchange Notes.

•	We believe that the exchange of Outstanding Notes will not be a taxable event for federal income tax purposes, but you should read “Material U.S. Federal Income Tax Consequences” beginning on page 57 for more information.

•	We will not receive any proceeds from the exchange offer.

•	No public market currently exists for the Exchange Notes. We do not intend to apply for listing of the Exchange Notes on any securities exchange or the Nasdaq Stock Market or to arrange for them to be quoted on any quotation system.

•	Interest on the Exchange Notes will be paid at the rate of 6.50% per annum, semi-annually in cash in arrears on each April 15 and October 15. See “Exchange Offer — Interest on the Exchange Notes.”

Investing in the Exchange Notes involves risks that we describe in the “Risk Factors” section beginning on page 10.

Each broker-dealer that receives Exchange Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Outstanding Notes where such Outstanding Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of up to 180 days after the date of this prospectus, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the Exchange Notes or passed on the adequacy or accuracy of this prospectus and any representation to the contrary is a criminal offense.
The date of this prospectus is June 15, 2011.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-4 under the Securities Act of 1933, as amended (“Securities Act”) that we filed with the Securities and Exchange Commission (the “SEC”). In making your decision whether to participate in the exchange offer, you should rely only on the information contained in this prospectus (including by means of incorporation by reference) and in the accompanying letter of transmittal. We have not authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information appearing in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

Moreover, this prospectus does not contain all of the information set forth in the registration statement and the exhibits thereto. You may refer to the registration statement and the exhibits thereto for more information. Statements made in this prospectus regarding the contents of any contract or document filed as an exhibit to the registration statement are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or document so filed. Each such statement is qualified in its entirety by such reference.

AVAILABLE INFORMATION AND INCORPORATION BY REFERENCE

We file annual, quarterly and current reports and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. Our Class A common stock is listed on The NASDAQ Global Select Market. You may also inspect the information we file with the SEC at the offices of The NASDAQ Global Select Market, Reports Section, 1735 K Street NW, Washington, D.C. 20006. The information we file with the SEC and other information about us also is available on our website at http://www.stewartenterprises.com. However, the information on our website is not a part of this prospectus.

We are incorporating by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this prospectus and the closing of the exchange offer:

•	our Annual Report on Form 10-K for the year ended October 31, 2010;

•	our Quarterly Reports on Form 10-Q for the quarters ended January 31, 2011 and April 30, 2011;

•	our Current Reports on Form 8-K filed with the SEC on December 2, 2010, January 28, 2011, February 2, 2011, April 1, 2011, April 4, 2011, April 5, 2011, April 8, 2011, April 18, 2011, April 19, 2011 and April 21, 2011; and

•	our definitive proxy statement on Schedule 14A relating to our 2011 Annual Meeting of Shareholders.

The information incorporated by reference is considered to be part of this prospectus and information that we file later with the SEC will automatically update and may supersede information in this prospectus and information previously filed with the SEC.

Descriptions in this prospectus, including those contained in the documents incorporated by reference, of contracts and other documents are not necessarily complete and, in each instance, reference is made to the copies of these contracts and documents filed as exhibits to the documents incorporated by reference in this prospectus.

This prospectus incorporates important business and financial information about the company that is not included in or delivered with this document. This information is available without charge to security holders upon written or oral request. You may review these filings, at no cost, over the Internet at our website at http://www.stewartenterprises.com, or request a copy of these filings by writing or calling us as follows:
Stewart Enterprises, Inc.
1333 South Clearview Parkway
Jefferson, Louisiana 70121
Attention: Martin R. deLauréal
(504) 729-1429

ii

To obtain timely delivery of any of our filings, agreements or other documents, you must make your request to us no later than July 11, 2011, which is five business days prior to the expiration of the exchange offer. In the event that we extend the exchange offer, you must submit your request at least five business days before the expiration date of the exchange offer, as extended. We may extend the exchange offer in our sole discretion. We do not currently intend to extend the expiration date. See “The exchange offer” for more detailed information.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

All statements other than statements of historical fact contained or incorporated by reference in this prospectus, are forward-looking statements. The words “anticipates,” “expects,” “believes,” “goals,” “intends,” “plans” or “projects” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on a number of assumptions about future events and are subject to significant risks, uncertainties and other factors that may cause our actual results to differ materially. Important factors that could cause our actual results to differ materially from the expectations, expressed or implied, in the forward-looking statements include, but are not limited to, the following:

•	effects on our trusts and escrow accounts of changes in stock and bond prices and interest and dividend rates;

•	effects of a substantial decline in market value of our trust assets, including decreased future cash flow and earnings as a result of reduced earnings from our trusts and trust fund management and the potential to realize additional losses and additional cemetery perpetual care funding obligations and tax valuation allowances;

•	effects on at-need and preneed sales of a weak economy;

•	effects on revenue due to the changes in the number of deaths in our markets and potential declines in funeral call volume;

•	effects on our revenue and earnings of the continuing national trend toward increased cremation and the increases in the percentage of cremations performed by us that are inexpensive direct cremations;

•	effects on cash flow and earnings as a result of increased costs, particularly supply costs related to increases in commodity prices and fuel costs;

•	effects on our market share, prices, revenues and margins of intensified price competition or improved advertising and marketing by competitors, including low-cost casket providers and increased offerings of products or services over the Internet;

•	risk of loss due to hurricanes and other natural disasters;

•	our ability to consummate significant acquisitions of, or investments in, death care or related businesses successfully;

•	the effects on us of our industry’s complex accounting model; and

•	other risks and uncertainties described in our Annual Report on Form 10-K for the fiscal year ended October 31, 2010 filed with the SEC.

For a more detailed description of risks, see “Risk Factors” beginning on page 10 herein. All forward-looking statements contained or incorporated by reference in this document are expressly qualified in their entirety by the cautionary statements in this paragraph and the “Risk Factors” section herein and in our reports filed with the SEC. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

iii

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus or incorporated herein by reference, but may not contain all information that may be important to you. We encourage you to carefully read this entire prospectus and the documents to which we refer you, including “Risk Factors” and the consolidated financial statements and other information incorporated by reference herein. In this prospectus, the terms “Stewart,” “Company,” “we,” “us,” “our” and similar terms mean Stewart Enterprises, Inc. and, unless otherwise indicated or the context otherwise requires, its subsidiaries, taken as a whole.

We report our financial results on a fiscal year rather than a calendar year basis. When we refer to a particular fiscal year in this prospectus, we mean the twelve months ended October 31 of that year. When we refer to our “consolidated financial statements” or the notes thereto we are referring to those consolidated financial statements as of October 31, 2010 and 2009 and for each of the three years in the period ended October 31, 2010, and the notes thereto, that have been filed with the SEC in our Annual Report on Form 10-K for the fiscal year ended October 31, 2010 and are incorporated by reference into this prospectus.

Company Overview

Founded in 1910, we are the second largest provider of funeral and cemetery products and services in the death care industry in the United States. Through our subsidiaries, we provide a complete range of funeral and cremation merchandise and services, along with cemetery property, merchandise and services, both at the time of need and on a preneed basis. As of April 30, 2011, our operations included 217 funeral homes and 140 cemeteries in 24 states within the United States and in Puerto Rico.

Our principal executive offices are located at 1333 South Clearview Parkway, Jefferson, Louisiana 70121, and our telephone number is (504)729-1400.

Summary Of The Exchange Offer

We are conducting this exchange offer to satisfy our obligations in the registration rights agreement that we entered into in connection with the sales of the Outstanding Notes. You should read the discussion under the headings “The Exchange Offer” and “Description of Notes” for further information regarding the exchange offer and the Exchange Notes to be issued in the exchange offer.

The initial offering of Outstanding Notes	We sold the Outstanding Notes on April 18, 2011 to Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC, SunTrust Robinson Humphrey, Inc., BBVA Securities Inc., and Morgan Keegan & Company, Inc. (collectively the “Initial Purchasers”). The Initial Purchasers subsequently resold the Outstanding Notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to non-U.S. Persons within the meaning of Regulation S under the Securities Act.

The exchange	We are offering to exchange the Exchange Notes for your Outstanding Notes. In order to be exchanged, an Outstanding Note must be properly tendered and accepted. All Outstanding Notes that are validly tendered and not validly withdrawn will be exchanged. We will issue Exchange Notes promptly after the expiration of the exchange offer.

Registration rights	Under a registration rights agreement executed as part of the offering of Outstanding Notes, we and the guarantors agreed to:

• file this registration statement to exchange the Outstanding Notes for Exchange Notes with substantially the same terms;

• use reasonable best efforts to cause this registration statement to become effective;

• use reasonable best efforts to consummate the exchange offer within 210 days after the issue date; and

• use reasonable best efforts to file a shelf registration statement for the resale of the Outstanding Notes if we cannot effect an exchange offer within the time period listed above and in certain other circumstances.

The exchange offer is intended to satisfy your rights under the registration rights agreement. After the exchange offer is complete, you will no longer be entitled to any exchange rights or registration rights with respect to your Outstanding Notes.

Resales	Based on an interpretation by the staff of the SEC set forth in no-action letters issued to third parties, we believe that the Exchange Notes issued pursuant to the exchange offer in exchange for Outstanding Notes may be offered for resale, resold and otherwise transferred by you (unless you are our “affiliate” within the meaning of the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that you:

• are acquiring the Exchange Notes in the ordinary course of business; and

• have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person or entity, including any of our affiliates, to participate in, a distribution of the Exchange Notes.

In addition, each participating broker-dealer that receives Exchange Notes for its own account pursuant to the exchange offer in exchange for Outstanding Notes that were acquired as a result of market-making or other trading activity must also acknowledge that it will deliver a prospectus in connection with any resale of the Exchange Notes. For more information, see “Plan of Distribution.”

Any holder of Outstanding Notes, including any broker-dealer, who

• is our affiliate,

• does not acquire the Exchange Notes in the ordinary course of its business, or

• tenders in the exchange offer with the intention to participate, or for the purpose of participating, in a distribution of Exchange Notes,

cannot rely on the position of the staff of the Commission expressed in Exxon Capital Holdings Corporation, Morgan Stanley & Co., Incorporated or similar no-action letters and, in the absence of an exemption, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale of the Exchange Notes.

Expiration time	The exchange offer will expire at 5:00 p.m., New York City time, on July 18, 2011, unless we extend the exchange offer in our sole discretion, in which case the term “expiration time” means the latest date and time to which the exchange offer is extended. We do not currently intend to extend the expiration date.

Conditions to the exchange offer	The exchange offer is subject to customary conditions, some of which we may waive. For more information, see “The Exchange Offer — Conditions to the Exchange Offer.”

Procedures for tendering Outstanding Notes	If you wish to tender your Outstanding Notes for exchange in this exchange offer, you must transmit to the exchange agent on or before the expiration date:

• a computer-generated message transmitted by means of the Automated Tender Offer Program System of DTC, or “ATOP,” in which you acknowledge and agree to be bound by the terms of the letter of transmittal and which, when received by the exchange agent, forms a part of a confirmation of book-entry transfer. As part of the book-entry transfer, DTC will facilitate the exchange of your Outstanding Notes and update your account to reflect the issuance of the Exchange Notes to you. ATOP allows you to electronically transmit your acceptance of the exchange offer to DTC instead of physically completing and delivering a letter of transmittal to the exchange agent; and

• a timely confirmation of book-entry transfer of your Outstanding Notes into the account of the exchange agent at DTC.

By agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:

• any Exchange Notes that you receive will be acquired in the ordinary course of your business;

• you have no arrangements or understandings with any person or entity, including any of our affiliates, to participate in the distribution of the Exchange Notes;

• if you are a broker-dealer that will receive Exchange Notes for your own account in exchange for Outstanding Notes that were acquired as a result of market-making activities, that you will deliver a prospectus, as required by law, in connection with any resale of the Exchange Notes; and

• you are not our “affiliate” as defined in Rule 405 of the Securities Act, or, if you are an affiliate, you will company with any applicable registration and prospectus delivery requirements of the Securities Act.

Special procedures for beneficial owners	If you are the beneficial owner of book-entry interests and your name does not appear on a security position listing of DTC as the holder of the book-entry interests or if you are a beneficial owner of Outstanding Notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender the book-entry interest of Outstanding Notes in the exchange offer, you should contact the person in whose name your book-entry interests or Outstanding Notes are registered promptly and instruct that person to tender on your behalf.

Withdrawal of tenders	A tender of Outstanding Notes pursuant to this exchange offer may be withdrawn at any time prior to the expiration date. Any Outstanding Notes not accepted for exchange for any reason will be returned without expense to the tendering holder promptly after the expiration or termination of this exchange offer.

Delivery of the Exchange Notes	The Exchange Notes issued pursuant to this exchange offer will be delivered to holders who tender Outstanding Notes promptly following the expiration time.

Consequences of failure to exchange	All untendered Outstanding Notes will continue to be subject to the restrictions on transfer provided for in the Outstanding Notes and in the indenture. In general, the Outstanding Notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with this exchange offer, we do not anticipate that we will register the Outstanding Notes under the Securities Act.

Material U.S. federal income tax consequences	We believe that the exchange of Outstanding Notes for Exchange Notes in the exchange offer should not be a taxable event for U.S. federal income tax purposes. For more information, see “Material U.S. federal income tax consequences.”

Use of proceeds	We will not receive any cash proceeds from the issuance of the Exchange Notes.

Exchange agent	U.S. Bank National Association is the exchange agent for this exchange offer. The address and telephone number of the exchange agent are set forth in the section captioned “The Exchange Offer — Exchange Agent.”

Summary of the Exchange Notes

The summary below describes the principal terms of the Exchange Notes. Some of the terms and conditions described below are subject to important limitations and exceptions. See “Description of Notes” for a more detailed description of the terms and conditions of the Exchange Notes.

Issuer	Stewart Enterprises, Inc., a Louisiana corporation

Notes offered	$200,000,000 aggregate principal amount of 6.50% senior notes due 2019. The terms of the Exchange Notes are substantially identical to the terms of the Outstanding Notes, except that the transfer restrictions and registration rights relating to the Outstanding Notes do not apply to the Exchange Notes.

Maturity date	April 15, 2019.

Interest	6.50% per annum.

Interest payment dates	Interest on the notes will be payable semi-annually in arrears in cash on each April 15 and October 15, commencing on October 15, 2011.

Guarantees	The notes will be fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis, by substantially all of our existing and future direct and indirect domestic subsidiaries, except for specified subsidiaries. See “Description of Notes — Guarantees.”

Ranking	The notes will be our senior unsecured obligations and will rank:

• senior to any future indebtedness that is expressly subordinated to the notes;

• equally in right of payment with our existing and future senior unsecured indebtedness; and

• effectively junior to all of our existing and future secured obligations, to the extent of the value of the assets securing such obligations, and to the indebtedness and other liabilities of our non-guarantor subsidiaries.

The guarantees will rank:

• senior to any future indebtedness that is expressly subordinated to the guarantees of such subsidiaries;

• equally in right of payment with the existing and future senior indebtedness of such subsidiaries; and

• effectively junior to all of the existing and future secured obligations of such subsidiaries, to the extent of the value of the assets securing such obligations.

As of April 30, 2011, we had no amounts drawn under our $150.0 million senior secured revolving credit facility, and our availability under the facility, after giving consideration to $7.5 million outstanding letters of credit and a $24.8 million Florida bond, was $117.7 million. As of April 30, 2011, our non-guarantor subsidiaries had $120.8 million of total liabilities.

Optional redemption	We may, at our option, redeem the notes, in whole or in part, at any time on or after April 15, 2014 at the redemption prices described in “Description of Notes — Optional Redemption,” plus accrued and unpaid interest, and prior to such date pursuant to certain make-whole provisions.

Change of control	Upon certain “Change of Control” events (as defined in the indenture), each holder of notes may require us to repurchase all or a portion of its notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase. See “Description of Notes — Repurchases at the Option of Holders upon Change of Control.”

Certain covenants	The indenture governing the notes contains covenants that, among other things, will limit our ability and the ability of our subsidiaries to:

• create liens securing indebtedness; and

• enter into sale and leaseback transactions.

The indenture contains covenants that will also limit our ability to merge, consolidate or sell substantially all our assets. These covenants are subject to important exceptions. See “Risk Factors — There are no restrictive covenants in the indenture for the notes relating to our ability to incur future indebtedness or complete certain other transactions” and “Description of Notes — Covenants” for more information.

You should refer to the section “Risk Factors” for an explanation of some risks of participating in the exchange offer.

Ratio of earnings to fixed charges

Our ratio of earnings to fixed charges was as follows:

	Six Months
	Ended	Years Ended October 31,
	April 30, 2011	2010	2009	2008	2007	2006

Ratio of earnings to fixed charges	3.24(1)	2.69(2)	2.21(3)	1.40(4)	2.85(5)	2.82(6)

(1)	Includes a $1.8 million pre-tax loss on early extinguishment of debt due to the refinancing of the senior notes and senior secured revolving credit facility and ($0.4) million in net losses on dispositions.

(2)	Includes a $1.0 million pre-tax net loss on early extinguishment of debt due to fiscal year 2010 debt repurchases.

(3)	Includes a $6.2 million pre-tax net gain on early extinguishment of debt due to fiscal year 2009 debt repurchases, a $3.4 million charge related to the estimated probable funding obligation to fund the cemetery perpetual care trust net realized losses, a $0.4 million charge for hurricane related expenses, a $0.3 million charge for separation charges primarily related to the retirement of an executive officer and net impairment losses on dispositions of ($0.2) million.

(4)	Includes a charge of $2.3 million related to Hurricanes Katrina and Ike, a charge of $26.0 million for impairment of goodwill, a $13.3 million charge related to the estimated probable obligation to fund the cemetery perpetual care trust net realized losses and net impairment losses on dispositions of ($0.4) million.

(5)	Includes a charge of $2.5 million related to Hurricane Katrina, a charge of $0.6 million for separation charges primarily related to separation pay of a former executive officer who retired in the first quarter of 2007 and $0.7 million for the loss on early extinguishment of debt related to the June 2007 senior convertible debt transaction.

(6)	Includes a net recovery of $1.6 million related to Hurricane Katrina, business interruption insurance proceeds of $3.2 million related to Hurricane Katrina, a charge of $1.0 million for separation charges related to the July 2005 restructuring of our divisions and retirement of an executive officer and net impairment losses on dispositions of ($0.2) million.

For purposes of computing the ratio of earnings to fixed charges, earnings consist of pre-tax earnings from continuing operations plus fixed charges (excluding interest capitalized during the period). Fixed charges consist of interest expense, amortization of capitalized interest, amortization of debt expense and discount or premium relating to any indebtedness and the portion of rental expense that management believes to be representative of the interest component of rental expense.

Selected Consolidated Financial Data

The following selected consolidated financial data should be read in conjunction with our historical consolidated financial statements and related notes and “Management’s discussion and analysis of financial condition and results of operations” incorporated by reference in this prospectus.

The selected consolidated financial data as of and for each of the years ended October 31, 2006 through 2010 have been derived from our audited consolidated financial statements and the selected consolidated financial data for the six months ended April 30, 2010 and 2011 is derived from our unaudited condensed consolidated financial statements. Historical results are not necessarily indicative of the results to be expected in the future.

The data for fiscal years 2006 through 2009 have been reclassified to reflect certain businesses as discontinued operations under the provisions of Accounting Standards Codification 360 — Property, Plant and Equipment (“ASC 360”) as discussed in footnote 1 to the table below. In addition, the data for fiscal years 2006 through 2009 reflects the required retrospective adoption of accounting guidance related to convertible debt instruments and participating securities as described in footnote 1 to the table below.

						Six Months Ended
	Years Ended October 31,(1)					April 30,
	2006(2)	2007(3)	2008(4)	2009(5)	2010(6)	2010	2011(7)
	(Dollars in thousands, except per share amounts)

Statement of Earnings Data:
Total revenues	$512,709	$521,332	$526,246	$486,379	$499,907	$252,045	258,929
Total gross profit	$114,440	$112,307	$100,607	$87,619	$96,204	$50,323	$53,996
Earnings (loss) from continuing operations	$37,469	$38,038	$(7,468)	$23,191	$30,569	$15,849	$18,042
Earnings from discontinued operations	124	577	134	75	409	29	—

Net earnings (loss)	$37,593	$38,615	$(7,334)	$23,266	$30,978	$15,878	$18,042

Per Share Data:
Basic earnings (loss) per common share:
Earnings (loss) from continuing operations	$.35	$.36	$(.08)	$.25	$.33	$.17	$.20
Earnings from discontinued operations	—	.01	—	—	—	—	—

Net earnings (loss)	$.35	$.37	$(.08)	$.25	$.33	$.17	$.20

Diluted earnings (loss) per common share:
Earnings (loss) from continuing operations	$.35	$.36	$(.08)	$.25	$.33	$.17	$.20
Earnings from discontinued operations	—	.01	—	—	—	—	—

Net earnings (loss)	$.35	$.37	$(.08)	$.25	$.33	$.17	$.20

Dividends declared per common share	$.10	$.10	$.10	$.105	$.12	$.06	$.06
Balance Sheet Data:
Assets	$2,380,577	$2,419,716	$2,087,306	$2,099,004	$2,142,866	$2,147,052	$2,193,651
Long-term debt, less current maturities	374,020	396,620	402,291	339,721	314,027	341,014	315,891
Shareholders’ equity	446,893	457,554	396,232	408,657	425,484	420,706	431,573

(1)	Effective November 1, 2005, we began recording share-based compensation costs using the modified prospective application transition method.

Effective November 1, 2007, we implemented the required guidance related to uncertain tax positions and recognized a $1.0 million charge to the November 1, 2007 accumulated deficit balance.

Effective November 1, 2009, we adopted FASB issued guidance regarding the accounting for convertible debt instruments that may be settled in cash upon conversion. This guidance applies to our senior convertible notes, which were originally issued in 2007, and was required to be applied retrospectively to all periods presented.

Effective November 1, 2009, we adopted FASB issued guidance on determining whether instruments granted in share-based payment transactions are participating securities.

All businesses sold that met the criteria for discontinued operations under applicable accounting guidance have been classified as discontinued operations for all periods presented.

(2)	During fiscal year 2006, we recorded the following items:

• $1.6 million in net hurricane related recoveries and $3.2 million in business interruption insurance proceeds related to Hurricane Katrina.

• $1.0 million in separation charges related to separation pay of former executive officers and additional reorganization costs for the 2005 restructuring of the divisions.

(3)	During fiscal year 2007, we recorded the following items:

• $0.7 million charge for the loss on early extinguishment of debt as a result of the refinancing in connection with our senior convertible debt transaction.

• $2.5 million in net hurricane related expenses related to Hurricane Katrina.

• $0.6 million in separation charges related to separation pay of former executive officers and additional reorganization costs for the 2005 restructuring of the divisions.

(4)	During fiscal year 2008, we recorded the following items:

• $26.0 million charge for goodwill impairment.

• $13.3 million in charges related to our estimated probable obligation to fund the cemetery perpetual care trust investment losses and a $7.4 million tax valuation allowance as a result of realized trust investment losses.

• $2.3 million in net hurricane related expenses related to Hurricanes Ike and Katrina.

(5)	During fiscal year 2009, we recorded the following items:

• $6.2 million in gains on early extinguishment of debt due to open market purchases of our senior convertible notes.

• $3.4 million in charges related to our estimated probable obligation to fund the cemetery perpetual care trust investment losses.

• $0.4 million in net hurricane related expenses primarily related to the lawsuit we filed against our insurance carriers related to our Hurricane Katrina claim.

• $0.3 million in separation charges related to the separation pay of a former executive officer and costs related to the reorganization of our operating structure.

(6)	During fiscal year 2010, we recorded the following items:

• $0.6 million in gains on dispositions recorded in discontinued operations.

• $1.0 million charge for the loss on early extinguishment of debt due to open market purchases of our senior convertible notes.

(7)	During the six months ended April 30, 2011, we recorded the following items:

• $1.8 million charge for the loss on early extinguishment of debt as a result of the refinancing of the senior secured revolving credit facility and senior notes in April 2011.

• $0.4 million charge for the net loss on dispositions.

RISK FACTORS

Investing in the notes involves risks. You should carefully consider the risks described below as well as other information and data included or incorporated by reference in this prospectus. Additional risks and uncertainties not currently known to us or that we consider to be immaterial may also materially impact our business, operations or financial condition. Any of the following risks could impair our business, financial condition or operating results. This could cause you to lose all or part of your investment in the notes.

Risks Related to the Exchange Offer

Because there is no public market for the Exchange Notes, you may not be able to resell your Exchange Notes.

The Exchange Notes will be registered under the Securities Act, but will constitute a new issue of securities with no established trading market, and there can be no assurance as to:

•	the liquidity of any trading market that may develop;

•	the ability of holders to sell their Exchange Notes; or

•	the price at which the holders would be able to sell their Exchange Notes.

If a trading market were to develop, the Exchange Notes might trade at higher or lower prices than their principal amount or purchase price, depending on many factors including prevailing interest rates, the market for similar securities and our financial performance, as well as declines in the prices of securities, or the financial performance or prospects of similar companies.

Any market-making activity with respect to the Exchange Notes may be discontinued at any time without notice. In addition, any market-making activity will be subject to the limits imposed by the Securities Act and the Exchange Act, and may be limited during the exchange offer or the pendency of an applicable shelf registration statement. There can be no assurance that an active trading market will exist for the Exchange Notes or that any trading market that does develop will be liquid.

In addition, any Outstanding Note holder who tenders in the exchange offer for the purpose of participating in a distribution of the Exchange Notes may be deemed to have received restricted securities, and if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. For a description of these requirements, see the section “Exchange Offer.”

Your notes will not be accepted for exchange if you fail to follow the exchange offer procedures and, as a result, your notes will continue to be subject to existing transfer restrictions and you may not be able to sell your notes.

We will not accept your Outstanding Notes for exchange if you do not follow the exchange offer procedures. We will issue Exchange Notes as part of this exchange offer only after a timely tender of Outstanding Notes. If you do not tender your Outstanding Notes by the expiration date of the exchange offer, we will not accept your Outstanding Notes for exchange. If there are defects or irregularities with respect to your tender of Outstanding Notes, we will not accept such Outstanding Notes for exchange. We are under no duty to give notification of defects or irregularities with respect to the tenders of Outstanding Notes for exchange.

If you do not exchange your Outstanding Notes, your Outstanding Notes will continue to be subject to the existing transfer restrictions and you may not be able to sell your notes.

We did not register the Outstanding Notes, nor do we intend to do so following the exchange offer. Outstanding Notes that are not tendered will therefore continue to be subject to the existing transfer restrictions and may be transferred only in limited circumstances under the securities laws. If you do not exchange your Outstanding Notes, you will lose your right to have such Outstanding Notes registered under the federal securities laws. As a result, if you hold Outstanding Notes after the exchange offer, you may not be able to sell your Outstanding Notes.

The reoffering and resale of the Outstanding Notes is subject to significant legal restrictions.

The Outstanding Notes have not been registered under the Securities Act or any state securities laws. As a result, holders of Outstanding Notes may reoffer or resell Outstanding Notes only if:

•	there is an applicable exemption from the registration requirements of the Securities Act and applicable state laws that applies to the circumstances of the offer and sale, or

•	we file a registration statement and it becomes effective.

Risks Related to the Notes

Our indebtedness could adversely affect our financial condition and impair our ability to operate our business, and we may incur additional debt.

As of April 30, 2011, we had $337.4 million of debt outstanding and $117.7 million of availability under our $150.0 million senior secured revolving credit facility after giving consideration to $7.5 million outstanding letters of credit and a $24.8 million bond related to our preneed funeral trusts in Florida. As of April 30, 2011, our ratio of total indebtedness to shareholders’ equity was 0.8 to 1.00.

The indenture governing the notes does not limit our and our subsidiaries’ ability to incur additional debt. We could incur additional debt, which could negatively impact our financial condition, results of operations and business prospects and prevent us from satisfying our obligations under the notes.

The degree to which we are leveraged or may become leveraged in the future could have important consequences to you, including:

•	we may be required to dedicate a substantial portion of our cash flow from operations to pay principal of, and interest on, our indebtedness, thereby reducing funds available for operations, working capital, capital expenditures, expansion, acquisitions or general corporate or other purposes or to carry out other aspects of our business plan;

•	we may be more highly leveraged than our competitors, which may place us at a competitive disadvantage;

•	it may increase our vulnerability to general adverse economic and industry conditions and limit our ability to withstand competitive pressures;

•	it may limit, along with the financial and other restrictive covenants in our senior secured revolving credit facility and future indebtedness, among other things, our ability to borrow additional funds;

•	our flexibility in planning for, or reacting to, changes in our business and industry may be limited; and

•	it may make it more difficult for us to satisfy our obligations with respect to the notes.

The occurrence of any one of these events could have a material adverse effect on our business, financial condition, results of operations, business prospects and ability to satisfy our obligations under the notes.

Our ability to meet our debt obligations and other expenses will depend on our future performance, which will be affected by financial, business, economic, regulatory and other factors, many of which we are unable to control. For more information on our indebtedness, please see “Description of Other Indebtedness” and the financial statements incorporated by reference herein.

In the event of our bankruptcy or liquidation, holders of the notes will be paid from any assets remaining after payments to any holders of secured debt, and debt and other liabilities of our non-guarantor subsidiaries.

The notes and the guarantees will be general unsecured senior obligations of us and our subsidiary guarantors, effectively junior to any of our existing or future secured debt, to the extent of the value of assets securing that debt. The notes and the guarantees will be effectively subordinated to the indebtedness and other liabilities of our non-guarantor subsidiaries. If we are declared bankrupt or insolvent, or are liquidated, holders of our secured debt and any secured debt of our subsidiaries will be entitled to be paid from our assets before any payment may be made with respect to the notes. In addition, in that circumstance, holders of debt and other creditors of our non-guarantor subsidiaries would be entitled to be paid from the assets of those subsidiaries before the proceeds of those assets could be applied to pay the notes. If any of the foregoing events occurs, we cannot assure you that we will have sufficient assets to pay amounts due on our secured debt, the secured debt of our subsidiary guarantors, the debt and other liabilities of our non-guarantor subsidiaries, and the notes and other unsecured liabilities of ours and our subsidiaries. As a result, holders of the notes may receive less, ratably, than holders of secured debt of ours or our subsidiary guarantors or the debt of our non-guarantor subsidiaries in the event of bankruptcy or liquidation.

We can borrow up to $150.0 million under our senior secured revolving credit facility, which is guaranteed on a senior secured basis by substantially the same subsidiaries that will guarantee the notes. As of April 30, 2011, our non-guarantor subsidiaries had approximately $120.8 million of total liabilities. The indenture governing the notes does not restrict our ability to incur additional debt, and permits a significant amount of secured debt to be incurred. See “Description of Notes.”

As of April 30, 2011, our balance sheet included approximately $901.9 million in assets reflecting funds held in our preneed funeral merchandise and services trusts, preneed cemetery merchandise and services trusts, cemetery perpetual care trusts and amounts due from our customers. We believe that, pursuant to state laws that require the establishment of these trusts, most of these trusts are legally not likely to be available to satisfy the claims of our or the guarantors’ creditors.

Stewart Enterprises, Inc. is a holding company and depends on cash flows from subsidiaries to meet its obligations.

Stewart Enterprises, Inc. is a holding company, and it conducts substantially all of its operations through its subsidiaries. Consequently it does not have any income from operations and does not expect to generate any significant income from operations in the future. Although the notes are guaranteed by all of our existing and future domestic subsidiaries, except for specified subsidiaries, as a result of this holding company structure, Stewart Enterprises, Inc.’s ability to meet its debt service obligations, including its obligations under the notes, substantially depends upon its subsidiaries’ cash flow and payment of funds to it by its subsidiaries as dividends, loans, advances or other payments. Stewart Enterprises, Inc.’s subsidiaries’ payment of dividends or making of loans, advances or other payments may be subject to regulatory or contractual restrictions.

Our non-guarantor subsidiaries are separate and distinct legal entities with no obligation to pay any amounts due pursuant to the notes or the guarantees or to provide us or the guarantors with funds for Stewart’s payment obligations. Our cash flows and our ability to service our debt, including the notes, depends in part on the earnings of our non-guarantor subsidiaries and on the distribution of earnings, loans or other payments to us by these subsidiaries. In fiscal year 2010 the non-guarantor subsidiaries contributed 8.6% of our consolidated revenue, 15.5% of our consolidated earnings from continuing operations, 6.9% of our consolidated assets and 12.5% of our consolidated operating cash flow. In addition, the ability of these non-guarantor subsidiaries to make any dividend, distribution, loan or other payment to us or a guarantor could be subject to statutory or contractual restrictions. Payments to us or a guarantor by these non-guarantor subsidiaries will also be contingent on their earnings and their business considerations. Because we depend in part on the cash flows of these non-guarantor subsidiaries to meet our obligations, these types of restrictions may impair our ability to make scheduled interest and principal payments on the notes.

Furthermore, in the event of any bankruptcy, liquidation or reorganization of a non-guarantor subsidiary, you will not have any claim as a creditor against such subsidiary. As a result, all debt and other liabilities, including trade payables, of the non-guarantor subsidiaries, whether secured or unsecured, must be satisfied before any of the assets of such subsidiaries would be available for distribution, upon a liquidation or otherwise, to us in order for us to meet our obligations with respect to the notes. As of April 30, 2011, the non-guarantor subsidiaries had $120.8 million of liabilities.

There are no restrictive covenants in the indenture for the notes relating to our ability to incur future indebtedness or complete certain other transactions.

The indenture governing the notes does not contain any financial covenants or covenants restricting our ability to pay dividends, incur indebtedness, enter into transactions with affiliates, issue or repurchase securities or make investments. See “Description of Notes.”

We may not be able to generate cash flow to meet our debt service obligations.

Our ability to make payments on our indebtedness, including the notes, and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a significant extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We cannot assure you that our business will generate sufficient cash flow from operations to service our outstanding indebtedness, or that future borrowings will be available to us in an amount sufficient to enable us to pay our indebtedness or to fund our other capital needs. If our business does not generate sufficient cash flow from operations to service our outstanding indebtedness, we may have to undertake alternative financing plans, such as:

•	refinancing or restructuring our debt;

•	selling assets;

•	reducing or delaying acquisitions or capital investments; or

•	seeking to raise additional capital.

However, we cannot assure you that we would be able to implement alternative financing plans, if necessary, on commercially reasonable terms or at all, or that implementing any such alternative financing plans would allow us to meet our debt obligations. Our inability to generate sufficient cash flow to satisfy our debt obligations, including our obligations under the notes, or to obtain alternative financings, could materially and adversely affect our business, financial condition, results of operations and prospects.

Covenant restrictions under our debt agreements may limit our ability to operate our business.

Our senior secured revolving credit facility limits, among other things, our and the guarantors’ ability to: borrow money; pay dividends or distributions; purchase or redeem stock; make investments; engage in transactions with affiliates; engage in sale and leaseback transactions; effect a consolidation or merger or sell, transfer, lease, or otherwise dispose of all or substantially all of our assets; and create liens on our assets. In addition, our senior secured revolving credit facility contains specific limits on capital expenditures. Furthermore, our senior secured revolving credit facility requires us to maintain specified financial ratios. The indenture governing the notes restricts our and the guarantors’ ability to create liens on assets, enter into sale and leaseback transactions and merge or consolidate with other companies. Our and our subsidiaries’ future indebtedness may contain similar or even more restrictive covenants.

These covenants may require that we take action to reduce our debt or to act in a manner contrary to our business objectives. In addition, events beyond our control, including changes in general economic and business conditions, may affect our ability to satisfy these covenants. We might not meet those covenants, and the lenders might not waive any failure to meet those covenants. A breach of any of those covenants could result in a default under such indebtedness. If an event of default under our senior secured revolving credit facility occurs, the lenders could elect to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable. Any such declaration would also result in an event of default under the indentures governing our senior convertible notes due 2014 and 2016 (the “2014 notes” and “2016 notes,” respectively) and the indenture governing the notes. See “Description of Other Indebtedness” and “Description of Notes.”

We may be unable to repurchase the notes when required by the holders in connection with a change of control.

Upon a change of control of our company as defined in the indenture for the notes, holders of the notes will have the right to require us to repurchase all or any part of their notes for cash at a price equal to 101% of the principal amount of the notes repurchased, plus any accrued and unpaid interest. Also, under our senior secured revolving credit facility, a change of control is an event of default which would require us to pay all amounts outstanding under the facility. We cannot assure you that we will have sufficient financial resources or be able to arrange financing to pay the repurchase price of the notes on any date that we would be required to do so under the terms of the notes.

The guarantees may not be enforceable because of fraudulent conveyance laws.

Under Federal bankruptcy law and comparable provisions of state fraudulent transfer laws, if, among other things, any guarantor subsidiary, at the time it incurred the debt evidenced by its guarantee:

•	received less than reasonably equivalent value or fair consideration for the guarantee; or

•	issued the guarantee with the intent of hindering, delaying or defrauding its present or future creditors; and

•	was insolvent or rendered insolvent as a result of issuing the guarantees;

•	was engaged in a business or transaction for which that guarantor subsidiary’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay those debts as they matured,

then the guarantee of that guarantor subsidiary could be voided, or claims by holders of the notes under that guarantee could be subordinated to all other debts of that guarantor subsidiary. In addition, any payment by that guarantor subsidiary pursuant to its guarantee could be required to be returned to that guarantor subsidiary, or to a fund for the benefit of the creditors of that guarantor subsidiary.

The measures of insolvency for purposes of the foregoing considerations will vary depending upon the law applied in any proceeding with respect to the foregoing. Generally, however, a guarantor subsidiary would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the saleable value of all of its assets at a fair valuation;

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

Your ability to sell the notes may be limited by the absence of an active trading market, and there is no assurance that an active trading market will develop for the notes.

The notes are a new issue of securities for which there is no established public market. We do not presently intend to apply for listing of the notes on any securities exchange. The initial purchasers have advised us that they intend to make a market in the notes as permitted by applicable laws and regulations.

However, the initial purchasers are not obligated to make a market in the notes, and they may discontinue their market-making activities at any time without notice.

Therefore, we cannot assure you that an active market for the notes will develop or, if developed, that it will continue. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes. We cannot assure you that the market, if any, for the notes will be free from similar disruptions or that any such disruptions may not adversely affect the prices at which you may sell your notes.

Risks Related to Our Business

Our earnings from our trusts can be reduced by declines in stock and bond prices and interest and dividend rates, which can have a significant adverse effect on our gross profit, net earnings and cash flows.

Because of our preneed sales activities and the related state trusting requirements that accompany preneed sales, our business is impacted by changes in financial markets. We maintain three types of trusts: (1) preneed funeral merchandise and services, (2) preneed cemetery merchandise and services and (3) cemetery perpetual care. Our trust assets are generally invested in a mix of equity and fixed-income securities, and dividend and interest earnings and investment gains and losses are affected by financial market conditions that are not within our control. Generally, declines in market performance reduce the earnings in our trusts and reduce our earnings and cash flow. In addition, any significant or sustained investment losses could result in there being insufficient funds in the trusts to cover the cost of delivering services and merchandise in the future and result in there being less funds available to defray the costs of cemetery maintenance. Any such deficiency would have to be covered by operating cash flow, which could have a material adverse effect on our financial position and results of operations. In addition, our subsidiary, Investors Trust, Inc. (“ITI”), earns trust management fees based on the fair market value of the trusts managed; therefore, declines in the fair market value of the assets in the trusts decrease the amount of fees we collect and record for trust management.

In fiscal years 2010, 2009 and 2008, cemetery perpetual care trust earnings, funeral and cemetery merchandise and services trust earnings and ITI trust management fees comprised 6%, 6% and 7% of our revenue, respectively, and 30%, 31% and 36% of our gross profit, for each respective year. During fiscal year 2008 and the first quarter of fiscal year 2009, we experienced significant declines in the market value of our trust portfolio, consistent with overall market declines during that time period. During fiscal year 2010, our preneed funeral and cemetery merchandise and services trusts experienced a total return of 14.2%, and our cemetery perpetual care trust experienced a total return of 15.1%. However, these improved returns did not restore all of the market value lost during fiscal year 2008 and early 2009. On October 31, 2007, the aggregate market value of our trust portfolio was $926.7 million, on October 31, 2010, it was $795.4 million, and on April 30, 2011, it was $841.2 million. Declines in our perpetual care trust earnings and in revenue for fees we earn for managing our trusts impact current revenue, while earnings on preneed funeral merchandise and services and preneed cemetery merchandise and services are allocated to the underlying contracts and recognized as revenue when the underlying products or services are delivered. During fiscal year 2010, we recognized $1.4 million more in revenue than we did in fiscal year 2009 from trust-related activities, or $30.7 million in fiscal year 2010 compared to $29.3 million in fiscal year 2009. By comparison, in fiscal year 2007, we recognized $38.5 million from trust-related activities. Based on current market conditions as of April 30, 2011, we believe the revenue from trust earnings recognized on delivery of preneed services and merchandise, cemetery perpetual care earnings and trust management fees for fiscal year 2011 would be about the same as for fiscal year 2010. If market conditions further deteriorate or we experience additional realized losses, trust-related revenue would likely further decrease. The preneed contracts we manage are long-term in nature, and we believe the trust investments will appreciate in value over the long-term. However, whether they will appreciate and over what time period are unknown. Additional information regarding our trusts and related risks are described in the risk factors that follow.

Earnings in preneed funeral and cemetery merchandise and services trusts may be reduced by declines in stock and bond prices and will be reduced by declines in interest and dividend rates, resulting in lower future revenues and cash flows, and potential contract impairment charges.

Declines in earnings in our preneed funeral and cemetery merchandise and services trusts can cause a decline in our reported future revenues and cash flows. With respect to these trusts, we defer recognition and generally withdrawal of dividends, interest income and realized earnings until the underlying product or service is delivered. Realized gains and losses generally have no immediate impact on our revenues, margins, earnings or cash flow, except to the extent there are tax consequences as described later in these risk factors. Dividends, interest income and realized gains and losses are allocated to the underlying contracts and will affect the amount of future revenue recognized, and cash withdrawn, at the time the specific contract is performed. In our preneed funeral and cemetery merchandise and services trusts, as of April 30, 2011, the fair market value of the investments in the trusts of $599.5 million was $103.5 million lower than our cost basis of $703.0 million. In most of our trusts, unrealized gains and losses are not allocated to individual contracts, in accordance with our trust agreements; however, as gains and losses are realized, they are allocated to the underlying contracts and will affect the amount of earnings we recognize and cash we withdraw at the time the contracts are ultimately performed. As of April 30, 2011, we had $217.7 million in earnings that have been previously realized and allocated to contracts that we will recognize in the future when the underlying contracts are performed. Therefore, significant unrealized losses in these trusts, if they do not recover over time, can limit future earnings available to us. For fiscal years 2010 and 2009, funeral trust earnings included in our reported revenue amounted to $11.3 million, and cemetery merchandise and service trust earnings amounted to $2.6 million and $3.2 million, respectively.

If the fair market value of these trusts were to decline below the estimated costs to deliver the underlying products and services, we would record a charge to earnings to record a liability for the expected losses on the delivery of the associated contract. As of April 30, 2011, no such charge was required.

Realized capital losses in preneed funeral and cemetery merchandise and services trusts for which we are the grantor, if we have or expect insufficient offsetting capital gains, can cause increases in our current period effective tax rate and a reduction of our current period reported net earnings and a reduction in operating cash flows in future periods.

Approximately one-half of the April 30, 2011 fair market value of our preneed funeral and cemetery merchandise and services trusts are trusts for which we are the grantor. For these trusts (unlike the remaining trusts for which the customers are the grantors), we retain the income tax characteristics of all earnings as realized in the trust. For example, capital gains and losses in the trusts are capital gains and losses on our tax returns. In addition, we must recognize these earnings currently for tax purposes, while for book purposes they are deferred until the contract is performed. For the six months ended April 30, 2011 and fiscal years 2010 and 2009, the trusts for which we are the grantor realized net gains (losses) for book purposes of $4.7 million, ($1.0) million and ($5.1) million, respectively.

Realized capital losses in the trusts for which we are the grantor, if we have or expect insufficient offsetting capital gains in the future, can require us to record a valuation allowance against the related deferred tax asset (capital loss carryforward), which increases our current period effective tax rate and reduces our current period reported net earnings. During fiscal year 2008, we recorded a tax valuation allowance of $7.4 million related to capital losses realized in our preneed funeral and cemetery merchandise and services trusts for which we are the grantor for tax purposes. We recorded an additional $0.4 million tax valuation allowance in fiscal year 2009 and were able to reduce the allowance by $1.8 million in fiscal year 2010 and by $3.3 million for the six months ended April 30, 2011. Essentially, the current period valuation allowance reflects the fact that, if we cannot generate capital gains in the future against which to use the tax benefit of the capital loss (which is limited to five years), when we perform the contract, we will recognize more income and pay higher taxes for tax purposes than we will for book purposes. This tax relationship does not occur with respect to trusts for which the customer is the grantor, because all of their earnings are service revenue and thus ordinary income to us, and we do not recognize the revenue for either tax or book purposes until the underlying contract is performed.

As of April 30, 2011, we have approximately $79.0 million remaining in unrealized losses in trusts for which we are the grantor; hypothetically, if all of these losses were realized at once, this would have resulted in an additional valuation allowance of approximately $31.6 million, assuming a projected tax rate of 40%. We currently have only a limited amount of embedded capital gains in our trusts. Also, we have utilized all previous capital gains recorded in tax year 2008 and prior tax years to offset capital losses. Accordingly, if we experience additional realized losses in these trusts and do not have or expect to have future capital gains available (within or outside the trusts) to offset these losses, we would record additional valuation allowances and related reductions of net income.

Earnings in cemetery perpetual care trusts may be reduced by declines in stock and bond prices and will be reduced by declines in interest and dividend rates, resulting in lower current and potentially future revenues and cash flows. In addition, we may be required to fund realized net capital losses in these trusts, which would have a negative effect on our earnings and cash flow.

Pursuant to cemetery perpetual care contracts and laws, a portion, generally 10% to 15%, of the proceeds from cemetery property sales is deposited into perpetual care trusts. The income from these trusts, which have been established in most jurisdictions in which we operate cemeteries, is used for maintenance of those cemeteries, but principal must generally be held by the trust in perpetuity. The statutory provisions that create and regulate these trusts differ from state to state, as do the regulatory interpretations of the provisions. The trusts are reviewed regularly by the respective state regulatory authorities.

We currently recognize all dividend and interest income earned and, in states where it is permitted, realized net capital gains generated by cemetery perpetual care trusts. We are currently utilizing some of the cash that could be withdrawn from the trusts to satisfy our funding obligation resulting from previously realized capital losses, which is discussed below. The remaining cash withdrawn is used to defray the costs of cemetery maintenance. Therefore, declines in these eligible distributable earnings in cemetery perpetual care trusts would cause a decline in cash flows. Likewise, sustained declines in these earnings would reduce future revenues and cash flows. As a result, we would need to devote more of our cash flow from other sources to continue to maintain our cemeteries at the same level. For fiscal 2010, earnings in these trusts contributed $7.4 million to cemetery revenue, which includes $2.1 million in capital gains. Unless current market conditions improve substantially, we expect to report earnings from the trusts in the future consistent with fiscal year 2010, which is lower than we have historically earned.

In our cemetery perpetual care trusts, as of April 30, 2011, the fair market value of our investments of $241.7 million was $33.2 million lower than our cost basis of $274.9 million. If we realize losses in our cemetery perpetual care trusts and the fair market value of the trust assets is less than the aggregate amounts required to be contributed to the trust, some states may require us to make cash deposits to the trust to cover the net realized loss or may require us to stop withdrawing earnings until future earnings cover the net realized loss.

In those states where we have withdrawn realized net capital gains in the past, regulators may seek replenishment of the realized net capital losses either by requiring a cash deposit to the trust or by prohibiting or restricting withdrawals of future earnings until they cover the loss. As of April 30, 2011, $12.6 million was recorded for the estimated probable future funding obligation. As of April 30, 2011, we had net unrealized losses of approximately $30.3 million in the trusts in these states. Because some of these trusts currently have assets with a fair market value less than the aggregate amounts required to be contributed to the trust, any additional realized net capital losses in these trusts may result in a corresponding funding liability and increase in cemetery costs.

In those states where realized net capital gains have not been withdrawn, due to the different laws and our practices in those states, we do not believe that we will be required to replenish the realized net capital loss, and have not recorded a funding obligation; however, it is possible that regulators may disagree with our conclusion, and future funding obligations may exist. As of April 30, 2011, the realized net capital loss in these trusts was $2.3 million, and the unrealized loss was $2.9 million.

Our distributions from cemetery perpetual care trusts include net realized capital gains on investment sales in states where permitted. If regulations in these states are changed to no longer permit withdrawal of realized capital gains, our cemetery perpetual care trust eligible distributable earnings may be reduced in the future, which would reduce our earnings and cash flows.

In states where permitted, we withdraw and recognize as revenue net realized capital gains on investment sales in cemetery perpetual care trusts. During fiscal year 2010, we recognized $2.1 million of net realized capital gains in cemetery perpetual care trusts. Currently, our portfolio mix in these states is more heavily weighted to investments that potentially generate capital gains, such as equities. In states where we do not withdraw capital gains, our portfolio mix is more heavily weighted to fixed income type securities. We are currently transitioning all cemetery perpetual care trusts to a more diversified asset allocation that emphasizes higher levels of current income while preserving capital. If states where capital gains are currently permitted to be withdrawn make changes in legislation or regulations to not allow capital gains to be withdrawn in the future, our future revenues and cash flow may be reduced from historical levels until we are able to replace some or all of the investments that potentially generate capital gains with ones that generate more ordinary income such as fixed income securities. Given current economic conditions and market values, we may not be able to make that shift quickly without triggering capital losses that could require additional funding obligations.

Reduced market values of preneed funeral and cemetery merchandise and services trusts and cemetery perpetual care trusts will also reduce our trust management fees.

The fees that our subsidiary, ITI, collects for managing the trusts are based on the fair market value of the trusts as determined by quoted market prices. Thus as market values decline, the earnings ITI collects and the cash we withdraw for managing the trusts is also reduced. To the extent market values do not improve, we will earn less in ITI fees than we have historically earned. During fiscal years 2010, 2009 and 2008, ITI trust management fees collected were approximately $9.4 million, $8.0 million and $10.0 million, respectively.

Our trust portfolio is invested in various sectors, some of which may be more susceptible to additional adverse impact from the current economic environment.

As of April 30, 2011, approximately 17% of the individual issuer investments of our preneed funeral and cemetery merchandise and services trust portfolios and 21% of the individual issuer investments of our cemetery perpetual care trust portfolios are invested in the financials sector. For the preneed funeral and cemetery merchandise and services trust portfolio individual issuer financial sector investments, approximately 64% was invested in preferred stock, 19% in fixed-income securities and 17% in common stock investments. For the cemetery perpetual care trust portfolio individual issuer financial sector investments, approximately 60% was invested in preferred stock, 32% in fixed-income securities and 8% in common stock investments. The current economic environment may result in greater declines to the fair market value of our investments in this and other sectors as compared to the performance of our overall trust portfolio and/or market benchmarks, including the S&P 500 Index. Each sector has particular risks associated with it, and depending on our asset allocation, sector mix, company-specific information and future economic events, our portfolio could be at risk for further decline.

A weak economy could decrease preneed sales. A reduction in discretionary spending could also decrease amounts at-need customers are willing to pay, and could cause third-party insurance providers that fund our insurance-funded preneed funeral contracts to experience financial difficulties.

A weak economy that causes customers to reduce discretionary spending could cause, and we believe has caused, a decline in preneed sales, and could also decrease the amounts at-need customers are willing to pay. Declines in preneed cemetery property sales and average revenue per at-need event would reduce current revenue. Declines in preneed funeral and cemetery service and merchandise sales would reduce our backlog and could reduce our future revenues and market share.

A weak economy could also impact our customers’ ability to pay, causing increased delinquencies, increased bad debt and decreased finance charge revenue which would reduce future earnings and cash flow. A weakened economy could also increase costs related to sales force turnover and commissions we are unable to recoup as contract cancellation rates increase. If a contract is cancelled before collecting a specified amount, the related commission is charged back to the sales counselor. If the sales counselor is no longer employed by us when the contract is cancelled, we are often unable to recoup that commission.

Some of the preneed funeral contracts we sell are funded by life insurance or annuity contracts issued by third-party insurers. The net amount of these contracts that have not been fulfilled as of April 30, 2011 was $537.6 million. These contracts are not reflected in our consolidated balance sheet, but we include them when we discuss our anticipated “backlog” or anticipated future revenue from preneed funeral sales. Approximately 70% of these contracts have been funded by Forethought Life Insurance Company. If Forethought or other insurance companies that have issued policies to our customers experience financial difficulties, our potential future revenue associated with these contracts, and commissions we would receive from selling these types of contracts in the future, could be at risk.

Continued economic weakness and financial and stock market declines could reduce future potential earnings and cash flows and could result in future goodwill impairments.

As of April 30, 2011, goodwill amounted to $247.0 million, consisting of $198.3 million in the funeral segment and $48.7 million in the cemetery segment. Our cemetery segment tends to be more sensitive to goodwill impairments because it has a heavier reliance on preneed sales which are impacted by changes in consumer sentiment and customer discretionary income. If current economic conditions worsen, causing decreased revenues and increased costs, or if the current economic conditions result in additional companies in which the trust portfolio is invested in filing for bankruptcy, we may have a triggering event which could result in further goodwill impairments.

Our same-store funeral call volumes have not increased for a number of years due to many factors, such as the number of deaths and competition in our markets, our ability to identify changing consumer preferences and various other factors, some of which are beyond our control.

Our same-store funeral call volumes have not increased for a number of years due to many factors described elsewhere in this report, including the number of deaths and intense competition in our markets, and our ability to identify changing consumer preferences. From fiscal years 2006 to 2010, we experienced same-store funeral call volume changes of (0.2)%, (2.2)%, 0%, (5.9)% and (2.1)%, respectively. We can give no assurance that we will be able to increase same-store funeral call volumes over the long term. Declines in same-store funeral calls can adversely affect revenues and profits if not offset by increases in average revenue per call or alternative sources of revenue.

Price competition could reduce market share or cause us to reduce prices to retain or recapture market share, either of which could reduce revenues and margins.

Our funeral home and cemetery operations generally face intense competition in local markets that typically are served by numerous funeral homes and cemetery firms. We have historically experienced price competition primarily from independent funeral home and cemetery operators, and from monument dealers, casket retailers, low-cost funeral providers and other non-traditional providers of services or products including, in recent years, Internet providers. From time to time, this price competition has caused us to lose market share in some markets. In other markets, we have had to reduce prices, thereby reducing profit margins in order to retain or recapture market share. Increased price competition in the future could further reduce revenues, profit margins and backlog and potentially impact our annual goodwill impairment analysis.

Discount retailers sell caskets at prices substantially lower than prices we offer. Consumers also can now buy caskets in funeral supply stores and directly from manufacturers, as well as over the Internet. Competition from these sources could reduce our casket sales, which could adversely affect funeral revenues and margins.

Increased advertising and better marketing by competitors, as well as increased offering of products or services over the Internet, could cause us to lose market share and revenues or cause us to incur increased costs or to decrease prices in order to retain or recapture market share.

In recent years, the marketing of preneed funeral services through television, radio and print advertising, direct mailings and personal sales calls has increased. Extensive advertising or effective marketing by competitors in local markets could cause us to lose market share and revenues or cause us to incur increased marketing costs. In addition, competitors may change the types or mix of products or services offered. These changes may attract customers, causing us to lose market share and revenue or to incur costs necessary to respond to competition by varying the types or mix of products or services offered by us. Also, increased use of the Internet by customers to research and/or purchase products and services could cause us to lose market share to competitors offering lower prices or that sell products or services over the Internet.

If we are not able to respond effectively to changing consumer preferences, our market share, revenues and profitability could decrease.

Future market share, revenues and profits will depend in part on our ability to anticipate, identify and respond to changing consumer preferences. We may not correctly anticipate or identify trends in consumer preferences, or we may identify them later than our competitors do. In addition, any strategies we may implement to address these trends may prove incorrect or ineffective.

Increased preneed sales may have a negative impact on current cash flow and earnings.

Preneed sales of cemetery property and funeral and cemetery products and services, which are generally paid on an installment basis, are generally cash flow negative initially, primarily due to the commissions and other costs to acquire the sale and the fact that a portion of the sales proceeds is required to be placed into trusts or escrow accounts. We will continue to invest a significant portion of cash flow in preneed acquisition costs, which reduces cash flow available for other activities, and, to the extent preneed activities are increased, cash flow would be further reduced, and our ability to service debt could be adversely affected.

Increased costs may have a negative impact on earnings and cash flows.

We may not be successful in maintaining our margins and may incur additional costs. For example, in the past, we have experienced increased property and casualty insurance costs primarily as a result of hurricanes and natural disasters. On March 23, 2010, the Patient Protection and Affordable Care Act became law, and one week later, the Health Care and Education Reconciliation Act of 2010 became effective, together enacting comprehensive health care reform in the United States. The legislation is likely to increase our health care costs. Many provisions of the law that could impact our business will not become effective until 2014, or later, and require implementation through regulations that have not yet been promulgated. Accordingly, the costs and other effects of the legislation, which may include the cost of compliance and potentially increased costs of providing for medical insurance for our employees, cannot be determined with certainty at this time. We incurred additional costs in fiscal year 2010 in conjunction with improving our business systems. In addition, the costs of certain commodities, particularly copper, which represents a large component of our bronze markers sold in our cemetery business, fuel and energy costs have increased. Some of the costs impacting our business are largely beyond our control. To the extent that we are unable to pass these cost increases on to our customers, they will have a negative impact on our earnings and cash flows.

Our business is subject to the risk of losses due to hurricanes and other natural disasters.

Our Company is headquartered in the New Orleans metropolitan area, and approximately 75 of our funeral homes and 45 of our cemeteries, along with our mausoleum construction and sales business, ACME Mausoleum, are located near the Gulf Coast in southern Texas, Louisiana, Mississippi, Alabama and Florida, along the eastern coasts of Florida, and North and South Carolina and in Puerto Rico. These areas are periodically threatened by hurricanes, which can damage our properties, interrupt our business and disrupt the lives of our customers and employees. We are also at risk for tornadoes at our locations in the midwestern

United States and for earthquakes at our locations along the west coast of the United States. In fiscal year 2005, our business was adversely affected by Hurricanes Katrina, Wilma and Rita. In fiscal year 2008, Hurricane Ike impacted our Houston area operations. Our insurance may not protect us from all material losses or expenses incurred in connection with a natural disaster.

We have an estimate included in our deferred revenue liability of approximately $3 million, and we may become aware of new information that would require us to increase that estimated liability.

From time to time, unidentified contracts are presented to us primarily relating to contracts sold prior to the time we acquired certain businesses. In addition, from time to time, we have identified in our backlog, certain contracts in which services or merchandise have already been delivered. Using historical trends, and statistical analyses, we have recorded an estimated liability for these items of approximately $3.0 million as of April 30, 2011. To the extent we are made aware of contracts that exceed the estimated liability recorded, or cause us to conclude that we should increase the estimated liability recorded, we would have to record a charge to earnings for the estimated cost to deliver the products and services.

Our Chairman may have a significant and disproportionate influence on the outcome of election of directors and other matters presented for a vote of shareholders and this control may be exercised in a manner that may conflict with the interests of other shareholders.

As of February 15, 2011, our Chairman, Frank B. Stewart, Jr., beneficially owned 7,216,675 shares (or approximately 8.2%) of our outstanding Class A common stock and all of the 3,555,020 outstanding shares of our Class B common stock. There is no established public trading market for our Class B common stock. Because each share of Class B common stock is entitled to 10 votes on all matters presented for a vote by our shareholders, Mr. Stewart controls approximately 34.7% of our total voting power, while holding approximately 11.8% of our outstanding equity. Accordingly, Mr. Stewart may have a significant and disproportionate influence over the election of directors and other matters requiring the affirmative vote of our shareholders and this control may be exercised in a manner that may conflict with the interest of other shareholders. Additionally, because Louisiana law and our articles of incorporation require the affirmative vote of two-thirds of the voting power present to approve certain major transactions such as mergers and any amendments to our articles of incorporation, Mr. Stewart may have the ability to prevent the consummation of such actions, even if they are recommended by our Board of Directors and favored by a substantial majority of our shareholders.

Increases in interest rates would increase interest costs on any variable-rate long-term debt and could have a material adverse effect on our net income and earnings per share.

We have no variable-rate long-term debt agreements besides our senior secured revolving credit facility. Although we have no amounts currently drawn under the credit facility, any amounts borrowed in the future are subject to variable interest rates. Any significant increase in interest rates could increase our interest costs on our variable-rate long-term debt or indebtedness incurred in the future, which could decrease our net income and earnings per share materially.

We may not be able to consummate significant acquisitions of or investments in death care or related businesses successfully.

Although we have not made any significant acquisitions in recent years, we may in the future. Also, our “New Invention” initiative calls for us to seek to generate new tangential growth opportunities not tied to the growth of our base business. Any such acquisitions and investments have risks. We may fail to identify suitable candidates, and even if we do, we may not be able to successfully complete the transaction or integrate the new business into our existing business. We may not be able to find businesses for sale at prices we are willing to pay. Acquisition activity, if any, will also depend on our ability to enter new markets. Due in part to our lack of experience operating or investing in new areas and to the presence of competitors who have been in certain markets longer than we have, such acquisitions or investments may be more difficult or expensive than we anticipate.

The application of generally accepted accounting principles to our business is complex, and we have had significant changes in the application of generally accepted accounting principles to our business. No assurances can be given that we will not face similar issues in the future.

Our industry is unusual because we often sell products and services many years prior to the time they are required to be delivered, and we are required by varying state laws to hold customer funds related to these sales in trust until the products and services are ultimately delivered. The accounting for these unusual features is complex, and in prior years there have been periodic changes in the application of generally accepted accounting principles to our business. Some of these changes have made it difficult to compare results from one period to the next. Such changes have also increased our administrative costs. We can give no assurances that we will not face similar issues in the future.

Risks Related to Our Industry

Declines in the number of deaths in our markets can cause a decrease in revenues. Changes in the number of deaths are not predictable from market to market or over the short term, and reliable statistics on deaths in particular markets can be difficult to obtain.

Declines in the number of deaths could cause at-need sales of funeral and cemetery services, property and merchandise to decline and could cause a decline in the number of preneed sales being delivered, both of which could decrease revenues. Although the United States Bureau of the Census estimates that the number of deaths in the United States will increase by approximately 1% per year from 2008 to 2020, longer life spans could reduce the rate of deaths. Changes in the number of deaths can vary among local markets and from quarter to quarter, and variations in the number of deaths in our markets or from quarter to quarter are not predictable. However, generally the number of deaths fluctuates with the seasons with more deaths occurring during the winter months primarily resulting from pneumonia and influenza. These variations can cause revenues to fluctuate.

Our comparisons of the change in the number of families served to the change in the number of deaths reported by the Centers for Disease Control and Prevention (“CDC”) from time to time may not necessarily be meaningful. The CDC receives weekly mortality reports from 122 cities and metropolitan areas in the United States within two to three weeks from the date of death and reports the total number of deaths occurring in these areas each week based on the reports received from state health departments. The comparability of our funeral calls to the CDC data is limited, as reports from the state health departments are often delayed, and the 122 cities reporting to the CDC are not necessarily comparable with the markets in which we operate.

We have experienced an increase in the proportion of lower-priced, non-traditional funeral services and direct cremations, which we believe is part of the continuing national trend toward increased cremation.

Our traditional cemetery and funeral service operations face competition from the increasing number of cremations in the United States. Industry studies indicate that the percentage of cremations has steadily increased and that cremations will represent approximately 46% of deaths in the United States by the year 2015, compared to 36% in 2008. In fiscal years 2008, 2009 and 2010, 40%, 41% and 42%, respectively, of the funeral services we performed in our operations were cremations, and 56%, 56% and 64% of those were direct cremations, respectively. A full service cremation, which includes a funeral service, merchandise and memorialization of the remains in a mausoleum or columbarium niche or a burial of the remains, can result in funeral and cemetery revenue and profit margins similar to those of traditional funeral services and burials, although the cemetery property sale revenue would generally be lower. In contrast, a basic or direct cremation, with no funeral service or casket and no memorialization of the remains, produces no revenues for cemetery operations and lower revenues and profit margins for funeral operations when delivered through a traditional funeral home. During fiscal years 2007 through 2010, we experienced a reduction in the proportion of full service traditional funeral services and cremations and an increase in the proportion of lower-priced, non-traditional funeral services and direct cremations. A continuation of this trend would adversely affect the revenues and gross profits of our funeral and cemetery businesses. To address this trend, we have been intensifying our efforts to market full service cremations and have begun a program of enhancing our cremation memorialization offerings. In addition, the increasing trend towards cremations in the United States could cause us to lose market share to firms specializing in cremations.

Because the funeral and cemetery businesses are high fixed-cost businesses, positive or negative changes in revenue can have a disproportionately large effect on cash flow and profits.

Funeral homes and cemetery businesses must incur many of the costs of operating and maintaining facilities, land and equipment regardless of the level of sales in any given period. For example, we must pay salaries, utilities, property taxes and maintenance costs on funeral homes and maintain the grounds of cemeteries regardless of the number of funeral services or interments performed. Because we cannot decrease these costs significantly or rapidly when we experience declines in sales, declines in sales can cause margins, profits and cash flow to decline at a greater rate than the decline in revenues.

Changes or increases in, or failure to comply with, regulations applicable to our business could increase costs or decrease cash flows.

The death care industry is subject to extensive regulation and licensing requirements under federal, state and local laws. For example, the funeral home industry is regulated by the Federal Trade Commission (the “FTC”) under the FTC’s Trade Regulation Rule on Funeral Industry Practices, 16 CFR Part 453 (the “Funeral Rule”), which defines certain acts or practices as unfair or deceptive and contains certain requirements to prevent these acts or practices, and requires funeral homes to take actions designed to protect consumers. State laws impose licensing requirements and regulate preneed sales including our preneed trust activities. Embalming facilities are subject to stringent environmental and health regulations. Compliance with these regulations is burdensome, and we are always at risk of not complying with the regulations.

In addition, from time to time, governments and agencies propose to amend or add regulations, which could increase costs or decrease cash flows. For example, federal, state, Puerto Rican and other regulatory agencies have considered and may enact additional legislation or regulations that could affect the death care industry. Several jurisdictions and regulatory agencies have considered or are considering regulations that could require more liberal refund and cancellation policies for preneed sales of products and services, limit or eliminate our ability to use surety bonding, impose or increase trust requirements and prohibit the common ownership of funeral homes and cemeteries in the same market. If adopted by the regulatory authorities of the jurisdictions in which we operate, these and other possible proposals could have a material adverse effect on us, our financial condition, our results of operations, our cash flows and our future prospects. On September 29, 2009, Representative Bobby L. Rush (D.-Ill.) introduced H.R. 3655 to direct the FTC to draft regulations to extend the Funeral Rule to cemeteries, crematories and sellers of caskets and other funeral merchandise and to require certain disclosures with respect to preneed sales of funeral services or funeral goods. The bill was reported favorably by the Energy and Commerce Committee on July 21, 2010, and an estimate of its cost was submitted by the Congressional Budget Office on September 8, 2010. The full House of Representatives did not vote on this bill during the 2010 congressional session, and the bill was reintroduced as H.R. 900 by Rep. Rush on March 3, 2011. The Energy and Commerce Committee referred the bill to the Subcommittee on Commerce, Manufacturing & Trade on March 11, 2011. The subcommittee has not yet issued a report regarding the proposed bill, nor has the full House of Representatives voted on it.

USE OF PROCEEDS

This exchange offer is intended to satisfy our obligations under the registration rights agreement. We will not receive any cash proceeds from the issuance of the Exchange Notes. In consideration for issuing the Exchange Notes contemplated in this prospectus, we will receive Outstanding Notes in like principal amount, the form and terms of which are the same as the form and terms of the Exchange Notes, except as otherwise described in this prospectus. The Outstanding Notes surrendered in exchange for the Exchange Notes will be retired and cancelled. Accordingly, the issuance of the Exchange Notes will not result in any increase in our indebtedness.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

At the closing of the offering of the Outstanding Notes, we entered into a registration rights agreement with the initial purchasers, for the benefit of the holders, pursuant to which we and our subsidiary guarantors (the “Guarantors”) agreed, at our cost, to:

•	file a registration statement (the “exchange offer registration statement”) with the SEC with respect to a registered exchange offer (the “exchange offer”) to exchange the Outstanding Notes for Exchange Notes guaranteed by the Guarantors having terms identical in all material respects to the Outstanding Notes (except that the Exchange Notes will not contain terms with respect to transfer restrictions or Additional Interest (as defined below));

•	use our reasonable best efforts to cause the exchange offer registration statement to be declared effective under the Securities Act; and

•	use our reasonable best efforts to consummate the exchange offer within 210 days after April 18, 2011 (the “Issue Date”).

After the effectiveness of the exchange offer registration statement, we will offer the Exchange Notes in exchange for surrender of the Outstanding Notes. We will keep the registered exchange offer open for not less than 20 Business Days (or longer if required by applicable law) after the date notice of the exchange offer is given to the holders. For each Outstanding Note surrendered to us pursuant to the exchange offer, the holder of such note will receive an Exchange Note having a principal amount equal to that of the surrendered Outstanding Note. Under existing SEC interpretations, the Exchange Notes and the related guarantees generally will be freely transferable by holders other than affiliates of ours or any Guarantor after the registered exchange offer without further registration under the Securities Act. See “Plan of Distribution.”

Each holder that wishes to exchange its Outstanding Notes for Exchange Notes will be required to represent that, among other things:

•	any Exchange Notes to be received by it will be acquired in the ordinary course of its business,

•	it is not engaged in and does not intend to engage in, and has no arrangement or understanding with any person to participate in, a distribution (within the meaning of the Securities Act) of the Exchange Notes in violation of the provisions of the Securities Act,

•	it is not an “affiliate” of ours or the Guarantors, as defined in Rule 405 under the Securities Act, or if it is an affiliate, it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable,

•	if such holder is a broker-dealer, it did not acquire Outstanding Notes directly from us, and

•	if such holder is a broker-dealer (a “participating broker-dealer”) that will receive Exchange Notes for its own account in exchange for Outstanding Notes acquired as a result of market-making or other trading activities, it will deliver a prospectus in connection with any resale of such Exchange Notes.

Under similar SEC interpretations, participating broker-dealers may fulfill their prospectus delivery requirements with respect to Exchange Notes (other than a resale of an unsold allotment from the original sale of the notes) with the prospectus contained in the exchange offer registration statement. Under the registration rights agreement, we and the Guarantors are required to use our best efforts to keep the exchange offer registration statement continuously effective for a period of up to 180 days after the date on which such statement is declared effective, or such shorter period as may be necessary to satisfy such prospectus delivery requirements.

In the event that:

•	any changes in law or the applicable interpretations of the staff of the SEC do not permit us and the Guarantors to effect such exchange offer,

•	for any other reason the exchange offer is not consummated within 210 days of the Issue Date,

•	any holder is prohibited by law or the applicable interpretations of the staff of the SEC from participating in the exchange offer or does not receive Exchange Notes on the date of the exchange that may be sold without restriction under state and federal securities laws (other than due solely to the status of such holder as an affiliate of ours or any Guarantor), or

•	the initial purchaser so requests with respect to Outstanding Notes that have, or that are reasonably likely to be determined to have, the status of unsold allotments in an initial distribution,

then we and the Guarantors will, at our cost and subject to the terms of the registration rights agreement, (a) use our reasonable best efforts to file a registration statement (the “shelf registration statement”) covering resales of the Outstanding Notes or the Exchange Notes, as the case may be, from time to time, (b) use our reasonable best efforts to cause the shelf registration statement to be declared effective under the Securities Act on or prior to the 210th day after the Issue Date and (c) use our reasonable best efforts to keep the shelf registration statement continuously effective under the Securities Act for the period ending on the date which is one year from the Issue Date or such shorter period ending when all Outstanding Notes and/or Exchange Notes covered by the shelf registration statement have been sold in the manner set forth and as contemplated in the shelf registration statement. We will, in the event a shelf registration statement is filed, among other things, provide to each holder for which such shelf registration statement was filed copies of the prospectus which is a part of the shelf registration statement, notify each such holder when the shelf registration statement has become effective and take certain other actions as are required to permit unrestricted resales of the Outstanding Notes or the Exchange Notes, as the case may be. A holder selling Outstanding Notes or Exchange Notes pursuant to the shelf registration statement generally would be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement which are applicable to such holder (including certain indemnification obligations). In addition, each holder of the Outstanding Notes or Exchange Notes to be registered under the shelf registration statement will be required to deliver information to be used in connection with the shelf registration statement within the time period set forth in the registration rights agreement in order to have such holder’s Outstanding Notes or Exchange Notes included in the shelf registration statement and to benefit from the provisions regarding Additional Interest set forth in the following paragraph.

If:

(i) the exchange offer is not consummated or a shelf registration statement, if required, is not declared effective, in each case, on or prior to the 210th day following the Issue Date, or

(ii) the shelf registration statement is declared effective but thereafter ceases to be effective or usable, except if the shelf registration ceases to be effective or usable as specifically permitted under the registration rights agreement,

(each such event referred to in clauses (i) and (ii) a “registration default”), Additional Interest in the form of additional cash interest (“Additional Interest”) will accrue on the affected notes following the registration default and up to but excluding the date on which the registration default is cured. The rate of Additional Interest will be 0.25% per annum for the first 90-day period immediately following the occurrence of a registration default, increasing by an additional 0.25% per annum with respect to each subsequent 90-day period up to a maximum amount of Additional Interest of 1.00% per annum.

This summary of certain provisions of the registration rights agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement, a copy of which we will provide upon receipt of a request delivered to our address set forth elsewhere in this prospectus.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, a copy of which accompanies this prospectus, we will accept any and all Outstanding Notes validly tendered and not withdrawn prior to the Expiration Date. We will issue $1,000 principal amount of Exchange Notes in exchange for each $1,000 principal amount of Outstanding Notes accepted in the exchange offer. Holders may tender some or all of their Outstanding Notes pursuant to the exchange offer. However, Outstanding Notes may be tendered only in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

The form and terms of the Exchange Notes are the same as the form and terms of the Outstanding Notes, except that

•	the Exchange Notes will have been registered under the Securities Act and will not bear legends restricting their transfer pursuant to the Securities Act, and

•	except as otherwise described above, holders of the Exchange Notes will not be entitled to the rights of holders of Outstanding Notes under the registration rights agreement.

The Exchange Notes will evidence the same debt as the Outstanding Notes which they replace, and will be issued under, and be entitled to the benefits of, the indenture which governs all of the notes.

Solely for reasons of administration and for no other purpose, we have fixed the close of business on June 17, 2011 as the record date for the exchange offer for purposes of determining the persons to whom this prospectus and the letter of transmittal will be mailed initially. Only a registered holder of Outstanding Notes or such holder’s legal representative or attorney-in-fact as reflected on the records of the trustee under the indenture may participate in the exchange offer. There will be no fixed record date for determining registered holders of the Outstanding Notes entitled to participate in the exchange offer.

Holders of the Outstanding Notes do not have any appraisal or dissenters’ rights under Louisiana law or the indenture in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC thereunder.

We shall be deemed to have accepted validly tendered Outstanding Notes when, as and if we have given oral or written notice thereof to the exchange agent. The exchange agent will act as agent for the tendering holders of the Outstanding Notes for the purposes of receiving the Exchange Notes. The Exchange Notes delivered pursuant to the exchange offer will be issued on the earliest practicable date following our acceptance for exchange of Outstanding Notes.

Holders who tender Outstanding Notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of the Outstanding Notes pursuant to the exchange offer. We will pay all charges and expenses, other than certain applicable taxes, in connection with the exchange offer. See “— Fees and Expenses.”

Expiration Date; Extensions; Amendments

The term “Expiration Date” with respect to the exchange offer, shall mean 5:00 p.m., New York City time, on July 18, 2011, unless we, in our sole discretion, extend the exchange offer, in which case the term “Expiration Date” shall mean the latest date and time to which the exchange offer is extended. We do not currently intend to extend the expiration date. The Exchange Notes issued pursuant to this exchange offer will be delivered promptly following the expiration date to the holders who validly tender their Outstanding Notes.

In order to extend the exchange offer, we will notify the exchange agent of any extension by oral or written notice and will make a public announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date of the exchange offer.

We reserve the right, in our sole discretion,

(1) to delay accepting any Outstanding Notes,

(2) to extend the exchange offer,

(3) if any of the conditions set forth below under “— Conditions to the exchange offer” have not been satisfied, to terminate the exchange offer, or

(4) to amend the terms of the exchange offer in any manner.

We may effect any such delay, extension or termination by giving oral or written notice thereof to the exchange agent.

Except as specified in the second paragraph under this heading, any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by a notice thereof. If the exchange offer is amended in a manner determined by us to constitute a material change, we will promptly disclose such amendment by means of a prospectus supplement that will be distributed to the registered holders of the Outstanding Notes. The exchange offer will then be extended for a period of five to ten business days, as required by law, depending upon the significance of the amendment and the manner of disclosure to the registered holders, if the exchange offer would otherwise expire during such five to ten business day period.

Procedures for Tendering Outstanding Notes

Tenders of Outstanding Notes

The tender by a holder of Outstanding Notes pursuant to the procedures set forth below will constitute the tendering holder’s acceptance of the terms and conditions of the exchange offer. Our acceptance for exchange of Outstanding Notes tendered pursuant to the procedures described below will constitute a binding agreement between such tendering holder and us in accordance with the terms and subject to the conditions of the exchange offer. Only holders are authorized to tender their Outstanding Notes. The procedures by which Outstanding Notes may be tendered by beneficial owners that are not holders will depend upon the manner in which the Outstanding Notes are held.

DTC has authorized DTC participants that are beneficial owners of Outstanding Notes through DTC to tender their Outstanding Notes as if they were holders. To effect a tender, DTC participants should transmit their acceptance to DTC through the DTC Automated Tender Offer Program (“ATOP”), for which the transaction will be eligible, and follow the procedures for book-entry transfer, set forth below under “— Book-Entry delivery procedures.”

Tender of Outstanding Notes held through a custodian

To tender effectively Outstanding Notes that are held of record by a custodian bank, depository, broker, trust company or other nominee, the beneficial owner thereof must instruct such holder to tender the Outstanding Notes on the beneficial owner’s behalf. A letter of instructions from the record owner to the beneficial owner may be included in the materials provided along with this prospectus which may be used by the beneficial owner in this process to instruct the registered holder of such owner’s Outstanding Notes to effect the tender.

Tender of Outstanding Notes held through DTC

To tender effectively Outstanding Notes that are held through DTC, DTC participants should transmit their acceptance through ATOP, for which the transaction will be eligible, and DTC will then edit and verify the acceptance and send an Agent’s Message to the exchange agent for its acceptance.

Delivery of tendering Outstanding Notes held through DTC must be made to the exchange agent pursuant to the book-entry delivery procedures set forth below.

Except as provided below, unless the Outstanding Notes being tendered are deposited with the exchange agent on or prior to the Expiration Date (accompanied by a properly completed and duly executed letter of transmittal or a properly transmitted Agent’s Message), we may, at our option, reject such tender. Exchange of Exchange Notes for Outstanding Notes will be made only against deposit of the tendered Outstanding Notes and delivery of all other required documents.

Book-entry delivery procedures

The exchange agent will establish accounts with respect to the Outstanding Notes at DTC for purposes of the exchange offer within two business days after the date of this prospectus, and any financial institution that is a participant in DTC may make book-entry delivery of the Outstanding Notes by causing DTC to transfer such Outstanding Notes into the exchange agent’s account in accordance with DTC’s procedures for such transfer. However, although delivery of Outstanding Notes may be effected through book-entry at DTC, the letter of transmittal (or facsimile thereof), with any required signature guarantees or an Agent’s Message in connection with a book-entry transfer, and any other required documents, must, in any case, be transmitted to and received by the exchange agent at one or more of its addresses set forth in this prospectus on or prior to the Expiration Date. Delivery of documents to DTC does not constitute delivery to the exchange agent. The confirmation of a book-entry transfer into the exchange agent’s account at DTC as described above is referred to herein as a “Book-Entry Confirmation.”

The term “Agent’s Message” means a message transmitted by DTC to, and received by, the exchange agent and forming a part of the Book-Entry Confirmation, which states that DTC has received an express acknowledgment from each participant in DTC tendering the Outstanding Notes and that such participant has received the letter of transmittal and agrees to be bound by the terms of the letter of transmittal and we may enforce such agreement against such participant.

Notwithstanding any other provision hereof, delivery of Exchange Notes by the exchange agent for Outstanding Notes tendered and accepted for exchange pursuant to the exchange offer will, in all cases, be made only after timely receipt by the exchange agent of such Outstanding Notes (or Book-Entry Confirmation of the transfer of such Outstanding Notes into the exchange agent’s account at DTC as described above), and the letter of transmittal (or facsimile thereof) with respect to such Outstanding Notes, properly completed and duly executed, with any required signature guarantees and any other documents required by the letter of transmittal, or a properly transmitted Agent’s Message.

Determination of validity

All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of tendered Outstanding Notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all Outstanding Notes not properly tendered or any Outstanding Notes our acceptance of which, in the opinion of our counsel, would be unlawful.

We also reserve the right to waive any defects, irregularities or conditions of tender as to particular Outstanding Notes. The interpretation of the terms and conditions of our exchange offer (including the instructions in the letter of transmittal) by us will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Outstanding Notes must be cured within such time as we shall determine.

Although we intend to notify holders of defects or irregularities with respect to tenders of Outstanding Notes through the exchange agent, neither we, the exchange agent nor any other person is under any duty to give such notice, nor shall they incur any liability for failure to give such notification. Tenders of Outstanding Notes will not be deemed to have been made until such defects or irregularities have been cured or waived.

Any Outstanding Notes received by the exchange agent that are not validly tendered and as to which the defects or irregularities have not been cured or waived, or if Outstanding Notes are submitted in a principal amount greater than the principal amount of Outstanding Notes being tendered by such tendering holder, such unaccepted or non-exchanged Outstanding Notes will be credited to the appropriate account maintained by the appropriate book-entry transfer facility.

By tendering, each registered holder will represent to us that, among other things,

(a) the Exchange Notes to be acquired by the holder and any beneficial owner(s) of the Outstanding Notes in connection with the exchange offer are being acquired by the holder and any beneficial owner(s) in the ordinary course of business of the holder and any beneficial owner(s),

(b) the holder and each beneficial owner are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate, in a distribution of the Exchange Notes,

(c) the holder and each beneficial owner acknowledge and agree that (x) any person participating in the exchange offer for the purpose of distributing the Exchange Notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction with respect to the Exchange Notes acquired by such person and cannot rely on the position of the Staff of the SEC set forth in no-action letters that are discussed herein under “— Resale of the Exchange Notes; Plan of distribution,” and (y) any broker-dealer that receives Exchange Notes for its own account in exchange for Outstanding Notes pursuant to the exchange offer must delivery a prospectus in connection with any resale of such Exchange Notes, but by so acknowledging, the holder shall not be deemed to admit that, by delivering a prospectus, it is an “underwriter” within the meaning of the Securities Act,

(d) neither the holder nor any beneficial owner is an “affiliate,” as defined under Rule 405 of the Securities Act, of ours, and

(e) the holder and each beneficial owner understands, that a secondary resale transaction described in clause (c) above should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K of the SEC.

Each broker-dealer that receives Exchange Notes for its own account in exchange for Outstanding Notes, where such Outstanding Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See “— Resale of the Exchange Notes; Plan of distribution.”

Withdrawal Of Tenders

Except as otherwise provided herein, tenders of Outstanding Notes pursuant to the exchange offer may be withdrawn, unless accepted for exchange as provided in the exchange offer, at any time prior to the Expiration Date of the exchange offer.

Any notice of withdrawal must specify the name and number of the account at the appropriate book-entry transfer facility to be credited with such withdrawn Outstanding Notes and must otherwise comply with such book-entry transfer facility’s procedures.

If the Outstanding Notes to be withdrawn have been delivered or otherwise identified to the exchange agent, a signed notice of withdrawal meeting the requirements discussed above is effective immediately upon written or facsimile notice of withdrawal even if physical release is not yet effected. A withdrawal of Outstanding Notes can only be accomplished in accordance with these procedures.

All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by us in our sole discretion, which determination shall be final and binding on all parties. No withdrawal of Outstanding Notes will be deemed to have been properly made until all defects or irregularities have been cured or expressly waived. Neither we, the exchange agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or revocation, nor shall we or they incur any liability for failure to give any such notification. Any Outstanding Notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no Exchange Notes will be issued with respect thereto unless the Outstanding Notes so withdrawn are retendered. Properly withdrawn Outstanding Notes may be retendered in accordance with the procedures described above under “— Procedures for tendering Outstanding Notes” at any time prior to the Expiration Date of the exchange offer.

Any Outstanding Notes which have been tendered but which are not accepted for exchange due to the rejection of the tender due to uncured defects or the prior termination of the exchange offer, or which have been validly withdrawn, will be returned to the appropriate account in accordance with the book-entry transfer facility’s procedures.

Conditions to the Exchange Offer

The exchange offer shall not be subject to any conditions, other than that

(1) the SEC has issued an order or orders declaring the indenture governing the notes qualified under the Trust Indenture Act of 1939,

(2) the exchange offer, or the making of any exchange by a holder, does not violate applicable law or any applicable interpretation of the staff of the SEC,

(3) no action or proceeding shall have been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer, which, in our judgment, might impair our ability to proceed with the exchange offer,

(4) there shall not have been adopted or enacted any law, statute, rule or regulation which, in our judgment, would materially impair our ability to proceed with the exchange offer, or

(5) there shall not have occurred any material change in the financial markets in the United States or any outbreak of hostilities or escalation thereof or other calamity or crisis the effect of which on the financial markets of the United States, in our judgment, would materially impair our ability to proceed with the exchange offer.

If we determine in our sole discretion that any of the conditions to the exchange offer are not satisfied, we may

(1) refuse to accept any Outstanding Notes and return all tendered Outstanding Notes to the tendering holders,

(2) extend the exchange offer and retain all Outstanding Notes tendered prior to the Expiration Date applicable to the exchange offer, subject, however, to the rights of holders to withdraw such Outstanding Notes (see “— Withdrawal of Tenders”), or

(3) waive such unsatisfied conditions with respect to the exchange offer and accept all validly tendered Outstanding Notes which have not been withdrawn.

If such waiver constitutes a material change to the exchange offer, we will promptly disclose such waiver by means of a prospectus supplement that will be distributed to the registered holders, and will extend the exchange offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders, if the exchange offer would otherwise expire during such five to ten business day period.

Consequences of Failure to Exchange

The Outstanding Notes that are not exchanged for Exchange Notes pursuant to the exchange offer will remain restricted securities. Accordingly, the Outstanding Notes may be resold only:

(1) to us upon redemption thereof or otherwise;

(2) so long as the Outstanding Notes are eligible for resale pursuant to Rule 144A, to a person inside the United States whom the seller reasonably believes is a qualified institutional buyer within the meaning of Rule 144A under the Securities Act in a transaction meeting the requirements of Rule 144A;

(3) in an offshore transaction pursuant to Regulation S under the Securities Act;

(4) pursuant to an exemption from registration in accordance with Rule 144, if available, under the Securities Act;

(5) in reliance on another exemption from the registration requirements of the Securities Act; or

(6) pursuant to an effective registration statement under the Securities Act, in each case in accordance with any applicable securities laws of any state of the United States.

Exchange Agent

U.S. Bank National Association, the trustee under the indenture governing the notes, has been appointed as exchange agent for the exchange offer. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for other documents should be directed to the exchange agent addressed as follows:

By Mail or Hand:
U.S. Bank National Association
60 Livingston Avenue
EP-MN-WS3C
St. Paul, MN 55107-3918
Attention: Specialized Finance Department

By Facsimile:
(651) 495-8158

Confirm by
Telephone:
1-800-934-6802

Fees and Expenses

We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telecopy, telephone or in person by officers and regular employees of Stewart Enterprises, Inc. and our affiliates.

No dealer-manager has been retained in connection with the exchange offer and no payments will be made to brokers, dealers or others soliciting acceptance of the exchange offer. However, reasonable and customary fees will be paid to the exchange agent for its services and it will be reimbursed for its reasonable out-of-pocket expenses in connection therewith.

Our out of pocket expenses for the exchange offer will include fees and expenses of the exchange agent and the trustee under the indenture, accounting and legal fees and printing costs, among others.

We will pay all transfer taxes, if any, applicable to the exchange of the Outstanding Notes pursuant to the exchange offer. If, however, a transfer tax is imposed for any reason other than the exchange of the Outstanding Notes pursuant to the exchange offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

Accounting Treatment

The Exchange Notes will be recorded at the carrying value of the Outstanding Notes and no gain or loss for accounting purposes will be recognized. The expenses of the exchange offer will be amortized over the term of the Exchange Notes.

Resale of the Exchange Notes

For information about resale of the Exchange Notes, see “Plan of Distribution.”

DESCRIPTION OF OTHER INDEBTEDNESS

Senior Secured Revolving Credit Facility

Our senior secured revolving credit facility matures April 20, 2016 and includes a $150.0 million revolving credit facility, a $30.0 million sublimit for the issuance of standby letters of credit and a $10.0 million sublimit for swingline loans. We may also request the addition of a new tranche of term loans, an increase in the commitments to the senior secured revolving credit facility or a combination thereof not to exceed $50.0 million. As of April 30, 2011, no amounts were outstanding under the senior secured revolving credit facility. After giving effect to $7.5 million of outstanding letters of credit and $24.8 million reserve for a Florida bond, as of April 30, 2011 we have $117.7 million available for future borrowings under the senior secured revolving credit facility.

The interest rate on the senior secured revolving credit facility ranges from LIBOR plus 225.0 to 275.0 basis points, and is LIBOR plus 250.0 basis points as of April 30, 2011. We pay a quarterly commitment fee ranging from 40 to 50 basis points based on the undrawn portion of the commitments.

The senior secured revolving credit facility is governed by the following financial covenants:

•	Maintenance on a rolling four quarter basis of a maximum consolidated adjusted leverage ratio (total funded debt (net of eligible securities and readily marketable securities, but in no event greater than $30,000,000) divided by EBITDA (as defined)) of not more than 4.75 to 1.00;

•	Maintenance on a rolling four quarter basis of a maximum consolidated senior secured leverage ratio (total funded senior secured debt divided by EBITDA (as defined)) — of not more than 2.00 to 1.00; and

•	Maintenance on a rolling four quarter basis of a minimum consolidated interest coverage ratio (EBITDAR (as defined) divided by interest expense paid in cash plus rent expense less certain transaction costs to the extent such constitutes cash interest expense) — of not less than 2.60 to 1.00.

The covenants include limitations on (i) liens, (ii) mergers, consolidations and asset sales, (iii) the incurrence of debt, (iv) dividends, stock redemptions and the redemption and/or prepayment of other debt, (v) capital expenditures, (vi) investments and acquisitions and (vii) transactions with affiliates. If there is no default or event of default, we may pay cash dividends and repurchase stock, provided that the aggregate amount of the dividends and stock repurchased plus other types of restricted payments in any fiscal year does not exceed $30.0 million (subject to adjustment). The agreement also limits capital expenditures in any fiscal year to $45.0 million, with a provision for the carryover of permitted but unused amounts. The lenders under the senior secured revolving credit facility can accelerate all obligations under the senior secured revolving credit facility and terminate the revolving credit commitments if an event of default occurs and is continuing.

Obligations under the senior secured revolving credit facility are guaranteed by substantially all existing and future direct and indirect domestic subsidiaries of the Company formed under the laws of any one of the states or the District of Columbia of the United States of America (“SEI Guarantors”).

The lenders under the senior secured revolving credit facility have a first priority perfected security interest in (1) all of the capital stock or other equity interests of each of the domestic subsidiaries of the Company whether now existing or hereafter created or acquired other than certain excluded immaterial subsidiaries and 65 percent of the voting capital stock of all direct foreign subsidiaries whether now existing or hereafter acquired and (2) all other present and future assets and properties of the Company and the SEI Guarantors except (a) real property, (b) vehicles, (c) assets to which applicable law or regulation prohibits security interest therein or requires the consent of a third party, (d) contract rights in which a security interest without the approval of the other party to the contract would constitute a default thereunder (e) any assets with respect to which a security interest cannot be perfected and (f) a certain securities account to be maintained for the benefit of one of the Company’s umbrella insurance policies.

Senior Convertible Notes

As of April 30, 2011, we had outstanding $86.4 million aggregate principal amount of 3.125% senior convertible notes due 2014 (the “2014 notes”) and $45.1 million aggregate principal amount of 3.375% senior convertible notes due 2016 (the “2016 notes” and together with the 2014 notes, the “senior convertible notes”). In connection with the sale of the senior convertible notes, we also sold common stock warrants for approximately $43.9 million, and purchased call options for approximately $60.0 million, as described below.

The 2014 notes and 2016 notes are governed by separate indentures dated as of June 27, 2007, among us, the guarantors named therein and the trustee. The 2014 notes mature July 15, 2014, and the 2016 notes mature July 15, 2016. The 2014 notes bear interest at a rate of 3.125% per annum, and the 2016 notes bear interest at a rate of 3.375% per annum. Interest is payable semiannually in arrears on January 15 and July 15 of each year.

Holders may convert their senior convertible notes based on a conversion rate of 90.4936 shares of our Class A common stock per $1,000 principal amount of senior convertible notes (which is equal to an initial conversion price of approximately $11.05 per share), subject to adjustment: (1) during any fiscal quarter beginning after October 31, 2007, if the closing price of the our Class A common stock for a specified period in the prior quarter is more than 130% of the conversion price per share, (2) for a specified period after five trading days in which the trading price of the notes for each trading day was less than 95% of the product of the closing price of our Class A common stock and the then applicable conversion rate, (3) if specified distributions to holders of our Class A common stock occur, (4) if a fundamental change occurs or (5) during the last month prior to the maturity date of the notes. None of these conditions had been met as of April 30, 2011.

Upon conversion, in lieu of shares of our Class A common stock, for each $1,000 principal amount of senior convertible notes converted, a holder will receive an amount in cash equal to the lesser of (1) $1,000 or (2) the conversion value, determined in the manner set forth in the indentures, of the number of shares of Class A common stock equal to the conversion rate. If the conversion value exceeds $1,000, we will also deliver, at our election, cash or Class A common stock or a combination of cash and Class A common stock with respect to such excess amount, subject to the limitations in the indentures. If a holder elects to convert its senior convertible notes in connection with certain fundamental change transactions, we will pay, to the extent described in the indentures, a make whole premium by increasing the conversion rate applicable to such senior convertible notes.

Upon specified fundamental change events, holders will have the option to require us to purchase for cash all or any portion of their senior convertible notes at a price equal to 100% of the principal amount of the senior convertible notes plus accrued and unpaid interest, if any, to, but excluding, the fundamental change purchase date.

The senior convertible notes are our senior unsecured obligations. The senior convertible notes are guaranteed, fully and unconditionally, jointly and severally, on an unsecured senior basis, by all of our subsidiaries that are guarantors of the notes. The indentures contain events of default which, if they occur, entitle the holders of the senior convertible notes to declare the senior convertible notes immediately due and payable.

Also, in connection with the sale of the senior convertible notes in 2007, we purchased call options with respect to our Class A common stock from Bank of America/Merrill Lynch International. As of April 30, 2011, the call options covered, subject to anti-dilution adjustments, 8,641,600 shares of Class A common stock for the 2014 notes and 4,511,900 shares of Class A Common Stock for the 2016 notes, at strike prices that correspond to the initial conversion price of the notes. The call options are expected to offset our exposure to dilution from conversion of the senior convertible notes because any shares we would be obligated to deliver to holders upon conversion of the senior convertible notes would be delivered to us by the counterparty to the call options.

We also entered into warrant transactions in 2007, whereby we sold to Bank of America/Merrill Lynch Financial Markets warrants expiring in 2014 and 2016 to acquire, subject to customary anti-dilution adjustments, shares of our Class A common stock. The strike prices of the sold warrants expiring in 2014 and 2016 are $12.93 per share of Class A common stock and $13.76 per share of Class A common stock, respectively. The warrants expiring in 2014 and 2016 may not be exercised prior to the maturity of the 2014 notes and 2016 notes, respectively. We can elect to settle the warrants in cash or Class A common stock, subject to certain conditions. As of April 30, 2011, the number of shares subject to the warrants was 6,913,280 related to the 2014 notes and 3,609,518 related to the 2016 notes.

By selling the warrants, we used the proceeds to offset much of the cost of the call options. By simultaneously purchasing the call options and selling the warrants, we effectively increased the conversion premium on the senior convertible notes to 55-65% above the market price of the Class A common stock at the time of the offering.

6.25% Senior Notes due 2013

As of April 30, 2011, we had repurchased $194.2 million of our $200.0 million outstanding 6.25 percent senior notes due in 2013. We redeemed the remaining $5.8 million notes outstanding in May 2011 at par.

Other

As of April 30, 2011, our subsidiaries had approximately $0.1 million of long-term debt that represents notes the subsidiaries issued as part of the purchase price of acquired businesses or debt the subsidiaries assumed in connection with acquisitions. All of this debt is secured by liens on the stock or assets of the related subsidiaries.

DESCRIPTION OF NOTES

The Outstanding Notes were, and the Exchange Notes will be, issued under an Indenture (the “Indenture”) among the Company, the Guarantors and U.S. Bank National Association, as trustee (the “Trustee”). The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). Any Outstanding Notes that remain outstanding after completion of the exchange offer, together with the Exchange Notes issued in the exchange offer, will be treated as a single class of securities under the Indenture.

The following description is a summary of the material provisions of the Indenture. It does not restate that agreement in its entirety. We urge you to read the Indenture and the Registration Rights Agreement because they, and not this description, define your rights as holders of the Notes.

You can find the definitions of certain terms used in this description below under the caption “— Certain Definitions.” Certain defined terms used in this description but not defined below under the caption “— Certain Definitions” have the meanings assigned to them in the Indenture. In this description, the word “Company” refers only to Stewart Enterprises, Inc. and not to any of its Subsidiaries.

Brief Description of the Notes

The Notes:

•	are general unsecured and unsubordinated obligations of the Company;

•	are pari passu in right of payment with all existing and any future unsecured, unsubordinated Indebtedness of the Company;

•	are senior in right of payment to all existing and any future subordinated Indebtedness of the Company;

•	are effectively subordinated to all existing and any future secured Indebtedness of the Company, including any Indebtedness incurred by the Company under its senior secured revolving credit facility, to the extent of the assets securing such Indebtedness;

•	are guaranteed by the Guarantors as described under “— Note Guarantees;” and

•	are effectively subordinated to all existing and any future Indebtedness and other liabilities of the Company’s Subsidiaries that are not guaranteeing the Notes, to the extent of the assets of such Subsidiaries.

As of April 30, 2011 the Notes were effectively subordinated to approximately $0.1 million of senior secured Indebtedness. The Company currently has a maximum borrowing capacity of $150.0 million and no amount drawn under its existing senior secured revolving credit facility. As of April 30, 2011, the Notes and the Note Guarantees ranked pari passu with $137.3 million of Indebtedness. As of April 30, 2011, the Notes were effectively subordinated to $120.8 million of liabilities of the Company’s Subsidiaries that are not guaranteeing the Notes. For fiscal year 2010, the Company’s Subsidiaries that are not Guarantors contributed 8.6% of its consolidated revenues, 15.5% of its consolidated earnings from continuing operations and 12.5% of its consolidated operating cash flows and at October 31, 2010 had 6.9% of its consolidated assets.

There are no contractual limitations in the Indenture on the issuance by the Company or its Subsidiaries of additional Indebtedness, including Indebtedness that could rank equally with the Notes or the Note Guarantees, as applicable, or the issuance of additional Indebtedness by the Company’s non-guarantor Subsidiaries, to which the Notes would be structurally subordinated. The Company’s senior secured revolving credit facility contains certain contractual limitations on the issuance of additional Indebtedness, including Indebtedness that could rank prior to or equally with the Notes; however, the lenders under such facility may waive these limitations, and any new agreement into which the Company enters may not contain similar limitations.

Principal, Maturity and Interest

The Indenture provides for the issuance by the Company of Notes with an unlimited principal amount, of which $200.0 million have been issued. The Company may issue additional notes (the “Additional Notes”) from time to time. The Notes and any Additional Notes subsequently issued under the Indenture would be treated as a single class for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. The Company will issue Notes in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The Notes will mature on April 15, 2019.

Interest on the Notes accrues at the rate of 6.50% per annum and is payable semi-annually in arrears on April 15 and October 15, commencing on October 15, 2011. The Company will make each interest payment to the Holders of record on the immediately preceding April 1 and October 1.

Interest on the Notes accrues from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

If a Holder has given wire transfer instructions to the Company at least 10 Business Days prior to the applicable payment date, the Company will pay all principal, interest and premium and Additional Interest, if any, on that Holder’s Notes in accordance with those instructions. All other payments on Notes will be made at the office or agency of the Paying Agent and Registrar within the City and State of New York unless the Company elects to make interest payments by check mailed to the Holders at their addresses set forth in the register of Holders; provided that all payments of principal, premium, if any, and interest (including Additional Interest, if any) with respect to Global Notes registered in the name of or held by The Depository Trust Company (“DTC”) or its nominee will be made by wire transfer of immediately available funds to the account specified by DTC.

Paying Agent and Registrar for the Notes

The Trustee will initially act as Paying Agent and Registrar. The Company may change the Paying Agent or Registrar without prior notice to the Holders, and the Company or any of its Subsidiaries may act as Paying Agent or Registrar.

Transfer and Exchange

A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

The registered Holder of a Note will be treated as the owner of it for all purposes.

Note Guarantees

The Notes are guaranteed, jointly and severally, by all of the Domestic Subsidiaries of the Company, other than Excluded Subsidiaries. Excluded Subsidiaries consist of: Investors Trust, Inc., which serves as the Company’s investment advisor on its investment portfolio and the Company’s preneed funeral, merchandise and perpetual care trust funds and escrow accounts; West Lawn Cemetery, which is an immaterial Subsidiary that is prohibited by law from guaranteeing the Notes; Fine Finishes, Inc. and Taylor M. Simpson Co., which are inactive Subsidiaries that have been administratively dissolved; and Lake Lawn Park, LLC, Rest Hills Memorial Park, Inc. and Heaven’s Pets at Lakelawn Metairie, LLC, which are immaterial non-wholly owned Domestic Subsidiaries of the Company. Each Note Guarantee:

•	is a general unsecured and unsubordinated obligation of that Guarantor;

•	is pari passu in right of payment with all existing and any future unsecured, unsubordinated Indebtedness of that Guarantor;

•	is senior in right of payment to all existing and any future subordinated Indebtedness of that Guarantor; and

•	is effectively subordinated to all existing and any future secured Indebtedness of that Guarantor, including the Guarantee by that Guarantor of Indebtedness under the Company’s senior secured revolving credit facility, to the extent of the assets securing such Indebtedness.

The obligations of each Guarantor under its Note Guarantee will be limited as necessary to prevent that Note Guarantee from constituting a fraudulent conveyance under applicable law. We cannot assure you that this limitation will protect the Note Guarantees from fraudulent conveyance or fraudulent transfer challenges or, if it does, that the remaining amount due and collectible under the Note Guarantees would suffice, if necessary, to pay the Notes in full when due. In a Florida bankruptcy case, a similar provision was found to be unenforceable and as a result the subsidiary guarantees in that case were found to be fraudulent conveyances. If this case is followed, the risk that the Note Guarantees will be found to be fraudulent conveyances will be significantly increased. See “Risk Factors — Risks Related to the Notes — The guarantees may not be enforceable because of fraudulent conveyance laws.”

If the Company or any of its Subsidiaries acquires or creates another Domestic Subsidiary on or after the date of the Indenture, then that newly acquired or created Domestic Subsidiary must become a Guarantor and execute a supplemental indenture and deliver an Opinion of Counsel to the Trustee, unless such Domestic Subsidiary is subject to regulatory restrictions that prohibit the execution of a guarantee or is an immaterial non-wholly owned Domestic Subsidiary that does not, directly or indirectly, Guarantee any other Indebtedness of the Company or any Subsidiary.

Optional Redemption

Prior to April 15, 2014, the Company may redeem all or a part of the Notes, upon not less than 30 nor more than 60 days’ notice, at a redemption price equal to the sum of (1) 100% of the principal amount thereof, plus (2) the Applicable Premium as of the date of redemption, plus (3) accrued and unpaid interest and Additional Interest, if any, thereon, to the applicable redemption date, subject to the rights of the Holders of the Notes on the relevant record date to receive interest on the relevant interest payment date.

On or after April 15, 2014, the Company may redeem all or a part of the Notes, upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Additional Interest, if any, thereon, to the applicable redemption date, subject to the rights of the Holders of the Notes on the relevant record date to receive interest on the relevant interest payment date, if redeemed during the twelve-month period beginning on April 15 of the years indicated below:

Year	Percentage

2014	104.875%
2015	103.250%
2016	101.625%
2017 and thereafter	100.000%

If less than all of the Notes are to be redeemed at any time, the Trustee will select Notes for redemption as follows:

(1) if the Notes are listed on any national securities exchange, in compliance with the requirements of such principal national securities exchange; or

(2) if the Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate.

No Notes of $2,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. Notices of redemption may not be conditional.

If any Note is to be redeemed in part only, the notice of redemption that relates to that Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the Holder thereof upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

Mandatory Redemption

The Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

Repurchase at the Option of Holders upon a Change of Control

If a Change of Control occurs, each Holder of Notes will have the right to require the Company to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of that Holder’s Notes pursuant to a Change of Control Offer on the terms set forth in the Indenture. In the Change of Control Offer, the Company will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest and Additional Interest, if any, thereon, to the Change of Control Payment Date. Within 30 days following any Change of Control, the Company will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the Change of Control Payment Date specified in such notice, which date shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the Indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the Indenture by virtue of such compliance.

On the Change of Control Payment Date, the Company will, to the extent lawful:

(1) accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer;

(2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered; and

(3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Company.

The Paying Agent will promptly mail or wire transfer to each Holder of Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The existing senior secured revolving credit facility currently restricts the Company from purchasing any Notes, and also provides that certain change of control events with respect to the Company would constitute a default under such credit facility. Any future credit agreements, or other similar agreements to which the Company becomes a party, may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing Notes, the Company could seek the consent of its lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing Notes. In such case, the Company’s failure to purchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under such other agreements.

The provisions described above that require the Company to make a Change of Control Offer following a Change of Control will be applicable regardless of whether any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of the Company and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of Notes to require the Company to repurchase such Notes as a result of a sale, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain. In addition, Holders may not be entitled to require the Company to repurchase their Notes in certain circumstances involving a significant change in the composition of the Board of Directors of the Company, including in connection with a proxy contest, where the Company’s Board of Directors does not endorse a dissident slate of directors but approves them for purposes of the Indenture.

Certain Covenants

Liens

The Company will not, and will not permit any of its Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind (other than Permitted Liens) upon any property or assets of the Company or its Subsidiaries, now owned or hereafter acquired, to secure any Indebtedness without providing that the Notes shall be secured equally and ratably with (or, in the case of subordinated Indebtedness, prior to) such other Indebtedness for so long as such other Indebtedness is so secured, unless, after giving effect thereto, the aggregate amount of all such secured Indebtedness of the Company and its Subsidiaries (excluding Indebtedness secured by Permitted Liens) would not exceed 10.0% of Consolidated Adjusted Net Tangible Assets of the Company.

Sale and Leaseback Transactions

The Company will not, and will not permit any of its Subsidiaries to, enter into any transaction with any Person (other than the Company or its Subsidiaries) providing for the leasing to the Company or any of its Subsidiaries of any real property which has been or is to be sold or transferred by the Company or such Subsidiary of the Company to such Person unless either:

(1) the Company or such Subsidiary could create a Lien securing Indebtedness in an amount equal to the Attributable Debt of such sale and leaseback transaction without equally and ratably securing all the Notes pursuant to the covenant described in “— Liens;” or

(2) within 120 days after such transaction the Company applied (and in any such case the Company covenants that it will so apply) an amount equal to the greater of

(a) the net proceeds of the sale of the real property leased pursuant to such transaction or

(b) the Fair Market Value of the real property so leased at the time of entering into such transaction (as determined by the Company’s Board of Directors)

to the prepayment, repayment, redemption, reduction or retirement (other than pursuant to any mandatory sinking fund, mandatory redemption or mandatory prepayment provision or at maturity) of Funded Debt of the Company; provided that, in any event, the Company may enter into a sale and leaseback transaction covering that certain portion of ground bearing municipal address 1333 South Clearview Parkway, Jefferson, Louisiana 70121, together with all improvements thereon.

Merger, Consolidation or Sale of Assets

The Company will not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not the Company is the surviving corporation) or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties and assets of the Company and its Subsidiaries taken as a whole, in one or more related transactions, to another Person or Persons, unless:

(1) either: (a) the Company is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, conveyance or other disposition shall have been made (i) is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia and (ii) assumes all the obligations of the Company under the Notes, the Indenture and the Registration Rights Agreement pursuant to agreements reasonably satisfactory to the Trustee;

(2) immediately after giving effect to such transaction no Default or Event of Default exists; and

(3) each Guarantor, unless such Guarantor is the Person with which the Company has entered into a transaction under this covenant, shall have by amendment to its Note Guarantee confirmed that its Note Guarantee shall apply to the obligations of the Company or the surviving Person in accordance with the Notes and the Indenture.

In addition, the Company may not, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person.

Guarantees

If the Company or any of its Subsidiaries acquires or creates another Domestic Subsidiary on or after the date of the Indenture (other than an Excluded Subsidiary), or an Excluded Subsidiary ceases to be an Excluded Subsidiary, then that newly acquired or created Domestic Subsidiary, or former Excluded Subsidiary, must become a Guarantor and execute a supplemental indenture providing for a Note Guarantee by such Subsidiary and deliver an Opinion of Counsel to the Trustee.

The Company will not permit any of its Subsidiaries which are not Guarantors, directly or indirectly, to Guarantee any other Indebtedness of the Company or any Subsidiary that is a Guarantor unless such Subsidiary simultaneously executes and delivers a supplemental indenture providing for a Note Guarantee by such Subsidiary and delivers an Opinion of Counsel to the Trustee.

The Note Guarantee of a Guarantor will be released:

(1) in connection with any sale or other disposition of all of the Capital Stock of a Guarantor to a Person that is not (either before or after giving effect to such transaction) an Affiliate of the Company; or

(2) solely in the case of a Note Guarantee created pursuant to the second paragraph of this covenant, upon the release or discharge of the Guarantee which resulted in the creation of such Note Guarantee pursuant to this covenant, except a discharge or release by or as a result of payment under such Guarantee.

Payments for Consent

The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid and is paid to all Holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

Whether or not required by the Commission, so long as any Notes are outstanding, the Company will furnish (without exhibits) to the Trustee for forwarding to the Holders of the Notes within the time periods specified in the Commission’s rules and regulations:

(1) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by the Company’s certified independent accountants; and

(2) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports.

In addition, whether or not required by the Commission, the Company will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the Commission for public availability within the time periods specified in the Commission’s rules and regulations (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, the Company and the Guarantors have agreed that, for so long as any Notes remain outstanding, they will furnish to the Holders and to prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default and Remedies

Each of the following is an Event of Default:

(1) default for 30 days in the payment when due of interest on, or Additional Interest with respect to, the Notes;

(2) default in payment when due (whether at maturity, upon acceleration, redemption or otherwise) of the principal of, or premium, if any, on the Notes;

(3) failure by the Company or any of its Subsidiaries to comply with the provisions described under the captions “— Repurchase at the Option of Holders upon a Change of Control,” or “— Certain Covenants — Merger, Consolidation or Sale of Assets”;

(4) failure by the Company or any of its Subsidiaries for 30 days after written notice by the Trustee or Holders representing 25% or more of the aggregate principal amount of Notes outstanding to comply with any of the other agreements in the Indenture;

(5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Subsidiaries (or the payment of which is Guaranteed by the Company or any of its Subsidiaries) whether such Indebtedness or Guarantee now exists, or is created after the date of the Indenture, if that default:

(a) is caused by a failure to make any payment when due at the final maturity of such Indebtedness (a Payment Default”); or

(b) results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $15.0 million or more;

(6) failure by the Company or any of its Subsidiaries to pay final judgments aggregating in excess of $15.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

(7) except as permitted by the Indenture, any Note Guarantee of a Significant Subsidiary (or any Subsidiaries that together would constitute a Significant Subsidiary) shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Note Guarantee; and

(8) certain events of bankruptcy or insolvency with respect to the Company or any Significant Subsidiary of the Company (or any Subsidiaries that together would constitute a Significant Subsidiary).

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company (or any Subsidiaries that together would constitute a Significant Subsidiary), all outstanding Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately by notice in writing to the Company specifying the Event of Default.

Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest or Additional Interest) if it determines that withholding notice is in their interest.

The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest or Additional Interest on, or the principal of, the Notes. The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders of Notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from Holders of Notes. A Holder may not pursue any remedy with respect to the Indenture or the Notes unless:

(1) the Holder gives the Trustee written notice of a continuing Event of Default;

(2) the Holders of at least 25% in aggregate principal amount of outstanding Notes make a written request to the Trustee to pursue the remedy;

(3) such Holder or Holders offer the Trustee indemnity satisfactory to the Trustee against any costs, liability or expense;

(4) the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

(5) during such 60-day period, the Holders of a majority in aggregate principal amount of the outstanding Notes do not give the Trustee a direction that is inconsistent with the request.

However, such limitations do not apply to the right of any Holder of a Note to receive payment of the principal of, premium or Additional Interest, if any, or interest on, such Note or to bring suit for the enforcement of any such payment, on or after the due date expressed in the Notes, which right shall not be impaired or affected without the consent of the Holder.

The Company is required to deliver to the Trustee annually within 90 days after the end of each fiscal year a statement regarding compliance with the Indenture. Upon becoming aware of any Default or Event of Default, the Company is required to deliver to the Trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of the Company or any Guarantor, as such, shall have any liability for any obligations of the Company or the Guarantors under the Notes, the Indenture, the Note Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes and all obligations of the Guarantors discharged with respect to their Note Guarantees (“Legal Defeasance”) except for:

(1) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, or interest or premium and Additional Interest, if any, on such Notes when such payments are due from the trust referred to below;

(2) the Company’s obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the Trustee, and the Company’s and the Guarantors’ obligations in connection therewith; and

(4) the Legal Defeasance provisions of the Indenture.

In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and the Guarantors released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “Events of Default” will no longer constitute Events of Default with respect to the Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium and Additional Interest, if any, on the outstanding Notes on the Stated Maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default shall have occurred and be continuing either: (a) on the date of such deposit; or (b) insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 123rd day after the date of deposit;

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

(6) the Company must have delivered to the Trustee an Opinion of Counsel to the effect that, (1) assuming no intervening bankruptcy of the Company or any Guarantor between the date of deposit and the 123rd day following the deposit and assuming that no Holder is an “insider” of the Company under applicable bankruptcy law, after the 123rd day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally, including Section 547 of the United States Bankruptcy Code and (2) the creation of the defeasance trust does not violate the Investment Company Act of 1940;

(7) the Company must deliver to the Trustee an Officers’ Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others;

(8) if the Notes are to be redeemed prior to their Stated Maturity, the Company must deliver to the Trustee irrevocable instructions to redeem all of the Notes on the specified redemption date; and

(9) the Company must deliver to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the Indenture or the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes).

Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder):

(1) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any Note or change the optional redemption date or optional redemption price of the Notes from those stated under the caption “— Optional Redemption;”

(3) reduce the rate of or change the time for payment of interest on any Note;

(4) waive a Default or Event of Default in the payment of principal of, or interest, or premium or Additional Interest, if any, on, the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration);

(5) make any Note payable in money other than U.S. dollars;

(6) make any change in the provisions of the Indenture relating to waivers of past Defaults or Events of Default or the rights of Holders of Notes to receive payments of principal of, or interest or premium or Additional Interest, if any, on, the Notes;

(7) release any Guarantor from any of its obligations under its Note Guarantee or the Indenture, except in accordance with the terms of the Indenture;

(8) impair the right to institute suit for the enforcement of any payment on or with respect to the Notes or the Note Guarantees;

(9) amend, change or modify the obligation of the Company to make and consummate a Change of Control Offer in the event of a Change of Control in accordance with the covenant described under the caption “Repurchase at the Option of Holders upon a Change of Control” after such Change of Control has occurred, including, in each case, amending, changing or modifying any definition relating thereto;

(10) except as otherwise permitted under the covenants described under the captions “— Certain Covenants — Merger, Consolidation and Sale of Assets” and “— Certain Covenants — Guarantees,” consent to the assignment or transfer by the Company or any Guarantor of any of their rights or obligations under the Indenture; or

(11) make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any Holder of Notes, the Company, the Guarantors and the Trustee may amend or supplement the Indenture or the Notes:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated Notes in addition to or in place of certificated Notes;

(3) to provide for the assumption of the Company’s or any Guarantor’s obligations to Holders of Notes in the case of a merger or consolidation or sale of all or substantially all of the Company’s or such Guarantor’s assets;

(4) to make any change that would provide any additional rights or benefits to the Holders of Notes or that does not adversely affect the legal rights under the Indenture of any such Holder;

(5) to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

(6) to comply with the provisions described under “— Certain Covenants — Guarantees”;

(7) to evidence and provide for the acceptance of appointment by a successor Trustee; or

(8) to provide for the issuance of Additional Notes in accordance with the Indenture.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when:

(1) either:

(a) all Notes that have been authenticated (except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust and thereafter repaid to the Company) have been delivered to the Trustee for cancellation; or

(b) all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise or will become due and payable within one year and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium and Additional Interest, if any, and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(3) the Company or any Guarantor has paid or caused to be paid all sums payable by it under the Indenture; and

(4) the Company has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

In addition, the Company must deliver an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

If the Trustee becomes a creditor of the Company or any Guarantor, the Indenture and the Trust Indenture Act limit its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

The Indenture provides that in case an Event of Default will occur and be continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder will have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Book-Entry, Delivery and Form

The Exchange Notes will be represented by one or more Notes in registered, global form without interest coupons (collectively, the “Global Notes”). Except as set forth below, Notes will be issued in registered, global form in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. The Global Notes will be deposited upon issuance with the Trustee as custodian for DTC in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC, including Euroclear Bank S.A./N.V. as operator of the Euroclear System (“Euroclear”) and Clearstream Banking, S.A. (“Clearstream”).

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for Notes in certificated form, except in the limited circumstances described below. See “— Exchange of Global Notes for Certificated Notes.” Transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

Depository Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. The Company takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

DTC has advised the Company that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the Initial Purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised the Company that, pursuant to procedures established by it:

(1) upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the Initial Purchasers with portions of the principal amount of the Global Notes; and

(2) ownership of these interests in the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

Investors in the Global Notes who are Participants in DTC’s system may hold their interests therein directly through DTC. Investors in the Global Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants in such system. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems.

Except as described below, owners of interests in the Global Notes will not have Notes registered in their names, will not receive physical delivery of Notes in certificated form and will not be considered the registered owners or “Holders” thereof under the Indenture for any purpose.

Payments in respect of the principal of, and interest and premium and Additional Interest, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee will treat the Persons in whose names the Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving payments and for all other purposes. Consequently, neither the Company, the Trustee nor any agent of the Company or the Trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised the Company that its current practice, upon receipt of any payment in respect of securities such as the Notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee or the Company. Neither the Company nor the Trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the Notes, and the Company and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Cross-market transfers between the Participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised the Company that it will take any action permitted to be taken by a Holder of Notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the Notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the Notes, DTC reserves the right to exchange the Global Notes for legended Notes in certificated form, and to distribute such Notes to its Participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither the Company nor the Trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for definitive Notes in registered certificated form (“Certificated Notes”) if:

(1) DTC (a) notifies the Company that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act, and in each case the Company fails to appoint a successor depositary;

(2) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Certificated Notes (DTC has advised the Company that, in such event, under its current practices, DTC would notify its Participants of the Company’s request, but will only withdraw beneficial interests from a Global Note at the request of each Participant); or

(3) there shall have occurred and be continuing a Default or Event of Default with respect to the Notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the Indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Exchange of Certificated Notes for Global Notes

Certificated Notes may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the Trustee a written certificate (in the form provided in the Indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such Notes.

Same Day Settlement and Payment

The Company will make payments in respect of the Notes represented by the Global Notes (including principal, premium, if any, interest and Additional Interest, if any) by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. The Company will make all payments of principal, interest and premium and Additional Interest, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the Holders thereof or, if no such account is specified, by mailing a check to each such Holder’s registered address. The Notes represented by the Global Notes are expected to be eligible to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such Notes will, therefore, be required by DTC to be settled in immediately available funds. The Company expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised the Company that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Additional Interest” means all additional interest owing on the Notes pursuant to the Registration Rights Agreement.

“Affiliate” of any specified Person means (1) any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person or (2) any executive officer or director of such specified Person. For purposes of this definition, “control,” as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” shall have correlative meanings.

“Applicable Premium” means, with respect to a Note at any redemption date, the greater of (1) 1.00% of the principal amount of such Note and (2) the excess of (a) the present value at such redemption date of (i) the redemption price of such Note on April 15, 2014 (such redemption price being set forth in the table appearing under “— Optional Redemption”) plus (ii) all remaining required interest payments due on such Note through April 15, 2014 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (b) the principal amount of the Note.

“Attributable Debt” in respect of a sale and leaseback transaction of the type referred to in the first paragraph under “Certain Covenants — Sale and Leaseback Transactions” means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such a sale and leaseback transaction, including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” shall be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms “Beneficially Owns” and “Beneficially Owned” shall have a corresponding meaning.

“Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation;

(2) with respect to a partnership, the Board of Directors of the general partner of the partnership; and

(3) with respect to any other Person, the board or committee of such Person serving a similar function.

“Board Resolution” means a resolution certified by the Secretary or an Assistant Secretary of the Company to have been duly adopted by the Board of Directors of the Company and to be in full force and effect on the date of such certification.

“Business Day” means any day other than a Legal Holiday.

“Capital Lease Obligations” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act);

(2) the adoption of a plan relating to the liquidation or dissolution of the Company;

(3) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than the Principals, becomes the ultimate Beneficial Owner, directly or indirectly, of 35% or more of the voting power of the Voting Stock of the Company;

(4) the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors; or

(5) the Company consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into the Company, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of the Company or such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where (A) the Voting Stock of the Company outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance) or, if the Company survives the merger, the Voting Stock of the Company outstanding immediately prior to such transaction constitutes a majority of the outstanding shares of Voting Stock of the Company immediately after the transaction, and (B) immediately after such transaction, no “person” or “group” (as such terms are used in Section 13(d) and 14(d) of the Exchange Act), other than the Principals, becomes, directly or indirectly, the ultimate Beneficial Owner of 35% or more of the voting power of the Voting Stock of the surviving or transferee Person.

“Commission” means the United States Securities and Exchange Commission.

“Consolidated Adjusted Net Tangible Assets” of any Person means, as of any date, the amount which, in accordance with GAAP, would be set forth under the caption “Total Assets” (or any like caption) on a consolidated balance sheet of such Person and its Subsidiaries, as of the end of the most recently ended fiscal quarter for which financial statements have been provided to Holders of the Notes pursuant to covenant described under the caption “— Certain Covenants — Reports,” less (1) all intangible assets, including, without limitation, goodwill, organization costs, patents, trademarks, copyrights, franchises, and research and development costs; (2) preneed funeral receivables and trust investments, preneed cemetery receivables and trust investments, deferred charges and cemetery perpetual care trust investments (or, in each case, its equivalent); and (3) current liabilities.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of the Company who:

(1) was a member of such Board of Directors on the date of the Indenture; or

(2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

“Credit Facilities” means one or more debt facilities (including, without limitation, the existing senior secured revolving credit facility) or commercial paper facilities, in each case with banks or other lenders providing for revolving credit loans, term loans, receivables financing or letters of credit, in each case as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time, provided, however, that any such amendment, restatement, modification, renewal, refunding, replacement or refinancing is, in each case, with banks or other lenders providing for revolving credit loans, term loans, receivables financing or letters of credit.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is one year after the date on which the Notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Company to repurchase such Capital Stock upon the occurrence of a change of control will not constitute Disqualified Stock if (1) the “change of control” provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provision contained in “— Repurchase at the Option of Holder upon a Change of Control” covenant described herein and (2) such Capital Stock specifically provides that such Person will not repurchase or redeem any such stock pursuant to such provision prior to the Company’s repurchase of such Notes as are required to be repurchased pursuant to “ — Repurchase at the Option of Holder upon a Change of Control” covenant. The term “Disqualified Stock” shall also include any options, warrants or other rights that are convertible into Disqualified Stock or that are redeemable at the option of the holder, or required to be redeemed, prior to the date that is one year after the date on which the Notes mature.

“Domestic Subsidiary” means any Subsidiary of the Company that was formed under the laws of the United States or any state thereof or the District of Columbia.

“Excluded Subsidiary” means (a) Investors Trust, Inc., for so long as it is a regulated trust company; (b) West Lawn Cemetery, for so long as it is subject to regulatory restrictions prohibiting the execution of a Note Guarantee; (c) each of Fine Finishes, Inc. and Taylor M. Simpson Co., for so long as it is inactive; (d) each of Lake Lawn Park, LLC, Rest Hills Memorial Park, Inc. and Heaven’s Pets at Lakelawn Metairie, LLC, for so long as it is an immaterial non-wholly owned Domestic Subsidiary of the Company; and (e) any future Domestic Subsidiary (i) for so long as it is subject to regulatory restrictions that prohibit the execution of a Note Guarantee or (ii) that is an immaterial non-wholly owned Domestic Subsidiary, each as certified to the Trustee pursuant to an Officers’ Certificate.

“Fair Market Value” means the price that would be paid in an arm’s-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by the Board of Directors.

“Funded Debt” means Indebtedness for money borrowed which by its terms matures at or is extendible or renewable at the option of the obligor to a date more than 12 months after the date of the creation of such Indebtedness.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants, the opinions and pronouncements of the Public Company Accounting Oversight Board and in the statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the Indenture.

“Government Securities” means securities that are direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged.

“Guarantee” means, as to any Person, a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness of another Person.

“Guarantors” means:

(1) each direct or indirect Domestic Subsidiary of the Company (other than Excluded Subsidiaries) on the date of the Indenture; and

(2) any other Subsidiary that executes a Note Guarantee in accordance with the provisions of the Indenture;

and their respective successors and assigns until released from their obligations under their Note Guarantees and the Indenture in accordance with the terms of the Indenture. For the avoidance of doubt, “non-guarantor Subsidiaries” as used in this prospectus means any Excluded Subsidiary and any Subsidiary of the Company that is not a Domestic Subsidiary.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1) interest rate swap agreements, interest rate cap agreements, interest rate collar agreements and other agreements or arrangements with respect to exposure to interest rates;

(2) commodity swap agreements, commodity option agreements, forward contracts and other agreements or arrangements with respect to exposure to commodity prices; and

(3) foreign exchange contracts, currency swap agreements and other agreements or arrangements with respect to exposure to foreign currency exchange rates.

“Holder” means a Person in whose name a Note is registered.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent:

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments;

(3) evidenced by letters of credit (or reimbursement agreements in respect thereof), but excluding obligations with respect to letters of credit (including trade letters of credit) securing obligations (other than obligations described in clauses (1) or (2) above or clauses (5), (6) or (8) below) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if drawn upon, to the extent such drawing is reimbursed no later than the third Business Day following receipt by such Person of a demand for reimbursement;

(4) in respect of banker’s acceptances;

(5) in respect of Capital Lease Obligations and Attributable Debt;

(6) in respect of the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable;

(7) representing Hedging Obligations, other than Hedging Obligations that are incurred for the purpose of fixing, hedging or swapping interest rate, commodity price or foreign currency exchange rate risk (or to reverse or amend any such agreements previously made for such purposes), and not for speculative purposes, and that do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in interest rates, commodity prices or foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder; or

(8) representing Disqualified Stock valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued dividends;

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes (x) all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person), provided that the amount of such Indebtedness shall be the lesser of (A) the Fair Market Value of such asset at such date of determination and (B) the amount of such Indebtedness, and (y) to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person. For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were repurchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the Fair Market Value of such Disqualified Stock, such fair market shall be determined in good faith by the Board of Directors of the issuer of such Disqualified Stock.

The amount of any Indebtedness outstanding as of any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, and shall be:

(1) the accreted value thereof, in the case of any Indebtedness issued with original issue discount; and

(2) the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness;

provided that Indebtedness shall not include:

(i) any liability for federal, state, local or other taxes,

(ii) performance, surety or appeal bonds provided in the ordinary course of business,

(iii) any liability arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided, however, that such liability is extinguished within five Business Days of its incurrence, or

(iv) agreements providing for indemnification, adjustment of purchase price or similar obligations, or Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of the Company or any of its Subsidiaries pursuant to such agreements, in any case incurred in connection with the disposition or acquisition of any business, assets or Subsidiary (other than Guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition), so long as, in the case of a disposition, the principal amount does not exceed the gross proceeds actually received by the Company or any Subsidiary in connection with such disposition.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“Note Guarantee” means a Guarantee of the Notes on an unsubordinated basis pursuant to the Indenture.

“Officer” means, with respect to any Person, the chairman of the board, the chief executive officer, the president, the chief operating officer, the chief financial officer, the chief accounting officer, the treasurer, any assistant treasurer, the controller, the secretary, any assistant secretary or any vice-president of such Person.

“Officers’ Certificate” means a certificate signed on behalf of the Company by at least two Officers of the Company, one of whom must be the chief executive officer, the chief financial officer, the treasurer or the chief accounting officer of the Company, that meets the requirements of the Indenture.

“Opinion of Counsel” means an opinion from legal counsel who is reasonably acceptable to the Trustee (who may be counsel to or an employee of the Company) that meets the requirements of the Indenture.

“Permitted Liens” means:

(1) Liens on the assets of the Company and any Subsidiary of the Company securing Credit Facilities in an aggregate principal amount at any one time outstanding not to exceed $355 million;

(2) Liens in favor of the Company or any Subsidiary of the Company;

(3) Liens on property of a Person existing at the time such Person is merged with or into or consolidated with the Company or any Subsidiary of the Company; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company or any Subsidiary of the Company;

(4) Liens on property existing at the time of acquisition thereof by the Company or any Subsidiary of the Company, provided that such Liens were in existence prior to the contemplation of such acquisition and do not extend to any property other than the property so acquired by the Company or its Subsidiary;

(5) Liens on current assets of the Company or any Subsidiary of the Company;

(6) Liens existing on the date of the Indenture (other than such Liens permitted by clause (1) above);

(7) Liens incurred in the ordinary course of business, and not otherwise included under the definition of “Permitted Liens” herein, of the Company or any Subsidiary of the Company with respect to Indebtedness that does not exceed $20.0 million at any one time outstanding;

(8) Liens securing Indebtedness (including Capital Lease Obligations) incurred to finance the construction, purchase or lease of, or repairs, improvements or additions to, property of the Company or any Subsidiary of the Company; provided that such Lien shall attach only to the assets constructed, purchased, leased or improved, and the Indebtedness (other than any interest thereon) secured by such Lien may not be incurred more than 180 days after the later of the acquisition, completion of construction, repair, improvement, addition or commencement of full operation of the property subject to such Lien;

(9) Any extensions, renewals or replacement (or successive extensions, renewals or replacements of any Liens permitted under clauses (3), (4), (6) and (8) above; provided that (a) the principal amount of Indebtedness secured thereby shall not exceed the principal amount of Indebtedness secured prior to such extension, renewal or replacement and (b) such extension, renewal or replacement Lien shall be limited to all or part of the assets that secured the Lien so extended, renewed or replaced (plus improvements and construction on such real property);

(10) Liens to secure Indebtedness incurred in connection with industrial revenue or development bond financing, which Liens extend solely to the property which is the subject thereof;

(11) (i) statutory Liens of landlords, (ii) Liens of carriers, warehousemen, mechanics, materialmen and (iii) other Liens arising in the ordinary course of business and in existence less than 90 days from the date of creation thereof for amounts not yet due or which are being contested in good faith by appropriate proceedings diligently conducted, and with respect to which adequate reserves are being maintained in accordance with GAAP, which Liens are not yet exercisable to effect the sale or seizure of property subject thereto;

(12) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(13) judgment Liens not giving rise to a Default so long as such Liens are adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment have not been finally terminated or the period within which the proceedings may be initiated has not expired;

(14) Liens securing reimbursement obligations with respect to commercial letters of credit in the ordinary course of business which encumber documents and other assets relating to such letters of credit and products and proceeds thereof; and

(15) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual or warranty requirements of the Company or any Subsidiary, including rights of offset and setoff.

“Permitted Transferee” means:

(1) the spouse and any lineal descendant (including adopted children) of Frank B. Stewart, Jr., and any spouse of any such lineal descendant (all such spouses and lineal descendants being hereinafter referred to as “Family Members”);

(2) the trustee of a trust for the sole benefit of Frank B. Stewart, Jr. and/or Family Members;

(3) (i) a partnership made up exclusively of Frank B. Stewart, Jr. and/or Family Members, or (ii) a corporation wholly-owned by Frank B. Stewart, Jr. and/or Family Members, provided, however, that as of the date that such partnership or corporation is no longer comprised of or owned exclusively by Frank B. Stewart, Jr. and/or Family Members, such partnership or corporation will no longer be a Permitted Transferee; or

(4) the executor, administrator or personal representative of the estate of Frank B. Stewart, Jr. or any Family Member, or the guardian or conservator of Frank B. Stewart, Jr. or any Family Member who has been adjudged disabled by a court of competent jurisdiction.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Principals” means Frank B. Stewart, Jr. or any Permitted Transferee.

“Refinancing Transactions” means the transactions consummating the refinancing of (i) the Company’s $95.0 million senior secured revolving credit facility dated June 2, 2009 and (ii) the Company’s 6.25% Senior Notes due 2013.

“Registration Rights Agreement” means the Registration Rights Agreement, to be dated the date of the Indenture, among the Company, the Guarantors, Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities LLC, SunTrust Robinson Humphrey, Inc., BBVA Securities Inc., and Morgan Keegan & Company, Inc.

“Significant Subsidiary” means any Subsidiary that would constitute a “significant subsidiary” within the meaning of Article 1 of Regulation S-X of the Securities Act; provided, however, that for purposes of the Indenture and the Notes, 5% shall be substituted for 10% in each place that it appears in such definition.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof).

“Treasury Rate” means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) which has become publicly available at least two Business Days prior to the date fixed for prepayment (or, if such Statistical Release is no longer published, any publicly available source for similar market data)) most nearly equal to the then-remaining term of the Notes to April 15, 2014; provided, however, that if the then-remaining term of the Notes to April 15, 2014, is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate will be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the then-remaining term of the Notes to April 15, 2014 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following describes the material U.S. federal income tax consequences of the ownership and disposition of the notes by holders who purchase notes at their original issuance for a price equal to the issue price of the notes (i.e., the first price at which a substantial amount of the notes is sold other than to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) and who hold the notes as capital assets (generally, property held for investment). This discussion is not a complete discussion of all the potential tax consequences that may be relevant to you. This discussion is based upon the Internal Revenue Code of 1986 (the “Code”), as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as in effect on the date of this document, and all of which are subject to change, possibly on a retroactive basis.

The tax treatment of holders of the notes may vary depending upon their particular situations. Certain holders, including insurance companies, tax exempt organizations, financial institutions, investors in pass-through entities, certain U.S. expatriates, taxpayers subject to the alternative minimum tax, broker-dealers and persons holding the notes as part of a “straddle,” “hedge” or “conversion transaction,” may be subject to special rules not discussed below. This discussion does not address any estate, gift, foreign, state or local taxes.

We urge you to consult your own tax advisors regarding the particular U.S. federal income tax consequences to you of holding and disposing of notes, any tax consequences that may arise under the laws of any relevant foreign, state, local, or other taxing jurisdiction or under any applicable tax treaty, as well as possible effects of changes in federal or other tax laws.

In certain circumstances (see “Description of the Notes — Optional Redemption”, “— Repurchase at the Option of Holders upon a Change of Control,” we may elect or be obligated to pay amounts on the notes that are in excess of stated interest or principal on the notes. We do not intend to treat the possibility of paying such additional amounts as causing the notes to be treated as “contingent payment debt instruments.” However, additional income will be recognized if any such additional payment is made. It is possible that the Internal Revenue Service (the “IRS”) may take a different position, in which case a holder might be required to accrue interest income at a higher rate than the stated interest rate and to treat as ordinary interest income any gain realized on the taxable disposition of the note. The remainder of this discussion assumes that the notes will not be treated as contingent payment debt instruments. Investors should consult their own tax advisors regarding the possible application of the contingent payment debt instrument rules to the notes.

Tax Consequences of the Exchange Offer

The tender of Outstanding Notes in exchange for Exchange Notes in the exchange offer will not constitute a taxable event to holders for United States federal income tax purposes and, accordingly, the United States federal income tax consequences of holding the Exchange Notes are identical to those of holding the Outstanding Notes. As a result, no gain or loss will be recognized by a holder upon receipt of an Exchange Note in exchange for an Outstanding Note and any such holder will have the same adjusted basis and holding period in the Exchange Note as in the Outstanding Note immediately before the exchange.

U.S. Holders

The following is a summary of the material U.S. federal income tax consequences that will apply to you if you are a U.S. holder of the notes. For purposes of this discussion, you are a “U.S. holder” if you are a beneficial owner of notes and you are:

•	an individual citizen or resident of the United States;

•	a corporation or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or a trust that has a valid election in effect under applicable regulations to be treated as a United States person.

If a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds the notes, the tax treatment of a partner will generally depend on the status of the partner and on the activities of the partnership. Partners of partnerships holding notes should consult their tax advisors.

Stated Interest on the Notes

Stated interest on the notes generally will be taxable to you as ordinary income at the time it is received or accrued in accordance with your regular method of accounting for United States federal income tax purposes.

Sale, Taxable Exchange, Redemption, Retirement or Other Taxable Disposition of the Notes

Upon a sale, taxable exchange, redemption, retirement or other taxable disposition of a note, you generally will recognize gain or loss equal to the difference between the amount received upon such disposition (less any amount attributable to accrued interest which will be taxable as ordinary income, if not previously included in gross income) and your adjusted tax basis in the note at that time. Your adjusted tax basis in the note will generally equal the amount you paid for the note. Such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, at the time of the disposition, the note has been held for more than one year. Under current law, long-term capital gains of certain non-corporate holders are generally taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting

In general, information reporting and backup withholding will apply to payments of interest on the notes and to the proceeds from the sale, taxable exchange, redemption, retirement or other disposition of a note paid to you if you fail to provide the withholding agent with a correct taxpayer identification number, certified under penalties of perjury, as well as certain other information. Backup withholding is not an additional tax. If backup withholding applies to you, you may use the amounts withheld as a refund or credit against your U.S. federal income tax liability, as long as you timely provide certain information to the IRS.

New Legislation

For taxable years beginning after December 31, 2012, newly enacted legislation is scheduled to impose a 3.8% tax on the “net investment income” of certain United States citizens and resident aliens, and on the undistributed “net investment income” of certain estates and trusts. Among other items, “net investment income” would generally include gross income from interest, and net gain from the sale, taxable exchange redemption, exchange, retirement or other taxable disposition of a note, less certain deductions.

Non-U.S. Holders

The following is a summary of the material U.S. federal income tax consequences that will apply to you if you are a non-U.S. holder of the notes. You are a “non-U.S. holder” for purposes of this discussion if you are a beneficial owner of notes that is an individual, corporation, estate or trust that is not a U.S. holder.

Stated Interest on the Notes

Stated interest that we pay to you that is not effectively connected with your conduct of a U.S. trade or business will not be subject to U.S. federal income tax and U.S. federal withholding tax will not be required on that payment if you:

•	do not actually or constructively own 10% or more of the combined voting power of all classes of our stock entitled to vote;

•	are not a “controlled foreign corporation” with respect to which we are a related person;

•	are not a bank receiving interest on a loan entered into in the ordinary course of business within the meaning of the Code; and

•	you certify to us, our payment agent, or the person who would otherwise be required to withhold U.S. federal income tax, on IRS Form W-8BEN or applicable substitute form, under penalties of perjury, that you are not a United States person and provide your name and address.

If you do not satisfy the preceding requirements, your interest on a note that is not effectively connected with a U.S. trade or business would generally be subject to U.S. withholding tax at a flat rate of 30% unless that rate is reduced or eliminated pursuant to an applicable tax treaty (provided certain certification requirements are met).

Sale, Taxable Exchange, Redemption, Retirement or Other Taxable Disposition of the Notes

You generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale, taxable exchange, redemption, retirement or other taxable disposition of a note unless:

•	the gain is effectively connected with your conduct of a trade or business within the United States, and, if an applicable tax treaty applies, is attributable to a permanent establishment or fixed base you maintain in the United States; or

•	you are an individual who is present in the United States for 183 or more days in the taxable year of the disposition and certain other requirements are met.

If you are a non-U.S. holder described in the first bullet point above, you generally will be subject to tax as described below (See “— Non-U.S. Holders — Income or Gain Effectively Connected With a U.S. Trade or Business”). If you are a non-U.S. holder described in the second bullet point above, you generally will be subject to a flat 30% United States federal income tax on the gain derived from the sale, redemption, exchange, retirement or other disposition, which may be offset by certain U.S. source capital losses.

Income or Gain Effectively Connected with a U.S. Trade or Business

If you are engaged in trade or business in the United States, and if interest on a note or gain on the sale, taxable exchange, redemption, retirement or other taxable disposition of a note is effectively connected with the conduct of that trade or business (and, if an applicable income tax treaty so requires, is attributable to a permanent establishment or fixed base maintained by you in the United States) you will be subject to regular U.S. federal income tax on the interest or gain in the same manner as if you were a United States person but will be exempt from U.S. withholding tax if you provide to us, our payment agent or the person who would otherwise be required to withhold U.S. federal income tax, a properly completed and executed IRS Form W-8ECI or applicable substitute form. In addition to regular U.S. federal income tax, if you are a corporation, you may be subject to a U.S. branch profits tax at a 30% rate or such lower rate as may be available under an applicable income tax treaty.

Information Reporting and Backup Withholding

Backup withholding and information reporting generally will not apply to payments to you of interest on the notes by us or our paying agent to you if you certify as to your non-U.S. status under penalties of perjury or otherwise establish an exemption, provided that neither we nor our paying agent has actual knowledge or reason to know that you are a United States person or that the conditions of any other exemptions are not in fact satisfied. However, payments of interest on the notes are required to be reported on IRS Form 1042-S even if the payments are not otherwise subject to information reporting.

The payments of the proceeds of the disposition of notes to or through the U.S. office of a U.S. or foreign broker will be subject to information reporting and backup withholding unless you provide the certification described above under “Stated Interest on the Notes” or otherwise establish an exemption. The proceeds of a disposition of notes effected outside the United States to or through a foreign office of a broker generally will not be subject to backup withholding or information reporting. However, if that broker is a United States person, a “controlled foreign corporation” for U.S. federal income tax purposes, a foreign person 50% or more of whose gross income from all sources for certain periods is effectively connected with a trade or business in the United States, or a foreign partnership that is engaged in the conduct of a trade or business in the United States or that has one or more partners that are U.S. persons who in the aggregate hold more than 50% of the income or capital interests in the partnership, information reporting requirements will apply unless that broker has documentary evidence in its files of your non-U.S. status and has no actual knowledge or reason to know to the contrary or unless you otherwise establish an exemption.

You are urged to consult your tax advisors regarding the application of information reporting and backup withholding to your particular situation, the availability of an exemption therefrom, and the procedure for obtaining such an exemption, if available. Any amounts withheld from a payment to you under the backup withholding rules will be allowed as a credit against your U.S. federal income tax liability, if any, and may entitle you to a refund, provided you timely furnish the required information to the IRS.

Treasury Circular 230 Disclosure

The preceding discussion of material U.S. federal income tax considerations and any other discussion in this prospectus of the tax consequences or tax risks of an investment in the notes is not intended or written to be used, and cannot be used, by any person for the purpose of avoiding tax penalties that may be imposed on the person. This discussion was written to support the marketing of the transaction(s) or matter(s) addressed herein, and the taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor. No limitation has been imposed by legal counsel on disclosure of the tax treatment or tax structure of the transaction.

PLAN OF DISTRIBUTION

Based on interpretations by the staff of the SEC set forth in no-action letters issued to third parties, we believe that the Exchange Notes issued pursuant to the exchange offer may be offered for resale, resold and otherwise transferred by holders thereof without compliance with the registration and prospectus delivery provisions of the Securities Act; provided, that such Exchange Notes are acquired in the ordinary course of such holders’ business and such holders are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of such Exchange Notes; and provided further, that such holder is not (1) an “affiliate” of ours or the Guarantors within the meaning of the Securities Act, (2) a broker-dealer who acquired Outstanding Notes directly from our company or (3) except as provided below, a broker-dealer who acquired Outstanding Notes as a result of market-making or other trading activities.

Based on such SEC interpretations, a broker-dealer who acquired Outstanding Notes as a result of market-making or other trading activities may participate in the exchange offer with respect to such notes and resell the Exchange Notes received in exchange, provided that the following conditions are met: (1) in connection with any such resales, the broker-dealer delivers this prospectus (which contains a plan of distribution with respect to such resale transactions); (2) the broker-dealer has not entered into any arrangement with the company or any of our affiliates to distribute the Exchange Notes; (3) we make each person participating in the exchange offer aware that any such broker-dealer may be considered an “underwriter” under the Securities Act and must deliver such prospectus; and (4) we include in the letter of transmittal an acknowledgement by such broker-dealer that it will deliver this prospectus in connection with any resale of such Exchange Notes. By so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Pursuant to the registration rights agreement, we have agreed to permit broker-dealers to use this prospectus in connection with the resale of the Exchange Notes. To the extent necessary to ensure that the prospectus is available, we agreed to use our best efforts to keep the exchange offer registration statement continuously effective, supplemented, amended and current for a period of 180 days after the date on which the registration statement is declared effective or such shorter period as will terminate when such broker-dealers are no longer required to deliver the prospectus. We will provide sufficient copies of the latest version of this prospectus to such broker-dealers promptly after such request at any time during this period.

We will not receive any proceeds from any sale of Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Each holder of Outstanding Notes who wishes to exchange Outstanding Notes for Exchange Notes in the exchange offer will be require to make certain representations to us as set forth in “The Exchange Offer.”

Any holder using the exchange offer to participate in a distribution of the Exchange Notes cannot rely on the SEC staff positions enunciated in Exxon Capital Holdings Corporation, Morgan Stanley & Co., Incorporated or similar letters and, in the absence of an exemption, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a resale of Exchange Notes. Such a secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by the Securities Act and rules promulgated thereunder.

We have agreed to pay the expenses incident to the exchange offer other than commissions or concessions of any brokers or dealers and will indemnify the holders of the Exchange Notes against certain liabilities, including under the Securities Act, as set forth in the registration rights agreement.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Jones, Walker, Waechter, Poitevent, Carrère & Denègre L.L.P.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended October 31, 2010 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.